
FROM SEA TO SHINING SEA



Total Assets
[In Millions]
307
+61%
495
+51%
745
+41%
1,052
+25%
1,311
0%
1,310
+3%
1,349
+20%
1,622
+34%
2,179
'04
'05
'06
'07
'08
'09
'10
'11
'12



Total Revenue
[In Millions]
2.3
+326%
+161%
+161%
67
+12%
95
+11%
105
+3%
108
+26%
138
+49%
201
'04
'05
'06
'07
'08
'09
'10
'11
'12



Normalized Funds
From Operations
[In Millions]
37
+43%
52
+34%
70
-13%
62
+8%
67
+17%
78
+53%
119
'06
'07
'08
'09
'10
'11
'12

Medical Properties Trust's
Remarkable Growth





Because we will always need hospitals...

What a difference a decade makes – especially one driven by a singular vision to make healthcare better.

Medical Properties Trust's original proposition was sound – that not all hospitals were created equal. And those that would survive competitive and economic challenges, as well as wave after wave of healthcare reform, would do so because they were properly operated and critically important to the health of the surrounding community.

"Hospitals don't fail," said Edward K. Aldag, Jr., "operators fail." And no matter what picture one might paint of healthcare delivery in the future, hospitals will remain front and center because they are so vital to community infrastructure.

"If you understand the hospital industry and what makes hospital operators successful, you cannot help but recognize that this is a great place to invest," said Aldag, MPT's Chairman, President and CEO, whose vision created the company now halfway through its 10th year in business.

"Not even in my grandchildren's lifetime are you going to see the Star Trek magic wand waved and every disease healed," he said. "People have to have hospitals."



BY ANY MEASURE

A Remarkable Performance

2012 will be remembered as the year Medical Properties Trust truly became the leader in U.S. hospital financing.

Everything came together for MPT in 2012. All the hard work and precise planning paid off – producing a year of spectacular results that have been recognized by investors across the globe.

We continued to execute the strategy that has differentiated Medical Properties Trust from the beginning, investing exclusively in hospital properties throughout the United States. By focusing our investments on high-yielding hospital real estate managed by industry leading operators, MPT achieved outstanding results for our shareholders in 2012, including:

- **A record level of acquisitions:** *MPT added more than $800 million in new assets, well above our previous record of $450 million, and far ahead of our yearly average.*
- **A significant increase in earnings:** *MPT's normalized funds from operations (FFO) per share increased 27 percent in 2012, to $0.90.*
- **Improved payout ratio:** *Our dividend payout ratio improved to 80 percent in the fourth quarter of 2012, setting the stage for possible dividend increases in the future.*
- **Best-in-class facilities:** *Nine of our hospital facilities were named "Top Performers" by the Joint Commission; seven were ranked among the nation's "Top 100 Hospitals" by Truven Health Analytics (formerly Thomson Reuters), and all eight of the Ernest Health inpatient rehabilitation facilities that we purchased in 2012 (along with eight Ernest LTACHs) were ranked among the Top 5 percent of approximately 800 rehabilitation hospitals in the U.S.*
- **Total shareholder return:** *MPT provided its shareholders a total return in 2012 of 30 percent and a three-year return that exceeded 50 percent.*

The Only REIT Focusing Exclusively on Hospitals

Hospitals are the cornerstone of the healthcare delivery system and we believe that our investments in their real estate assets – so vital to the communities they are a part of – will continue to create long-term, sustainable growth opportunities for our shareholders.


BAPTIST
EMERGENCY




Warm Springs

The knowledge that our management team has about hospital operations is one of the company's most distinguishing characteristics, and a key underpinning of our ongoing success. As the only healthcare REIT focused exclusively on hospital real estate, we have built a strong, well-diversified portfolio with a broad geographic footprint – *"from sea to shining sea."*

During 2012, we grew our assets to $2.1 billion, including 82 healthcare properties in 25 states operated by 22 different hospital operating companies.

Strategically Leveraging Investments in Operations

In addition to investments in hospital real estate, MPT is making strategic investments in hospital operations, particularly under what is known as RIDEA structures, with the goal of achieving outsized returns for limited incremental risk.

At the beginning of 2012, we projected that we would exceed a 35 percent return on investments in these types of operations (not including the operations of Ernest Health, Inc.) – and we did just that. We achieved earnings of $4.3 million on those investments, for an annualized return of 43 percent. In addition, our $97 million of loans to and investments in Ernest's operations earned $11.7 million, or 15 percent annualized – right on target with our projections.


MPT Medical Properties Trust

Poised for Further Growth

We are enthused by the performance of MPT's existing portfolio and what your management team has established since the company's inception, and we believe MPT is well positioned for further accretive growth through:

- **Our continuing investments in hospital real estate:** *We expect to make additional accretive acquisitions to drive increases in normalized FFO per share. Because we invest in hospital real estate that generates high yields, every dollar invested will be immediately accretive to per share FFO and dividend coverage for 2013.*
- **Diversifying our portfolio:** *MPT's largest property represents less than five percent of our overall portfolio and the top five properties combined represent less than 18 percent. As we diversify our portfolio, we continue to examine opportunities abroad, just as we have from the beginning, because the need for effective heathcare knows no borders.*

Our facilities continue to generate strong EBITDAR lease coverages, our pipeline for future growth is robust, and our strong balance sheet positions the company to take advantage of many opportunities.

Now in our 10th year of business, we are raising the bar and setting expectations to drive even better results for our stakeholders – and this is just the beginning for our great company. I look forward to continuing our journey together and realizing Medical Properties Trust's great potential.

Sincerely,

Edward K. Aldag, Jr.
Chairman, President and Chief Executive Officer

Follow the Leader

From the beginning, Medical Properties Trust has focused exclusively on hospital properties – the only real estate investment trust to do so. In the process, MPT pioneered a new financing strategy to help hospitals stay strong.

MPT's investment in a hospital's real estate assets unlocks its underlying value for reinvestment in improved facilities, new technology, acquisitions and additional staff – precisely the tools a successful operator needs to stay on the cutting edge of care.

The company provides affordable capital to hospitals for continued improvement, and the astute operators that MPT partners with – with proven track records – usually make the most of the opportunity.

"When we put Medical Properties Trust together in 2003, Prime Healthcare Services had one hospital. Now, they are one of the largest hospital operators in the country," said R. Steven Hamner, MPT's Executive Vice President and Chief Financial Officer.

Pioneering Real Estate Based Asset Financing

"Prime's management team has combined an outstanding operating strategy with our real estate capital to build a major hospital system," Hamner explained. "In the process, they have avoided much more expensive equity financing that would have diluted their ownership."

"They were able to grow because MPT's real estate based asset financing was available to them when other capital providers considered hospitals to be high risk assets. We were able to underwrite that risk because we fully understood the hospital business and the healthcare industry – from direct experience."

The result, not quite a decade later, is a phenomenally successful operator with 21 hospitals across the country and more than 16,000 employees. Eight of Prime's hospitals are ranked among the nation's Top 100 Hospitals by Truven Health Analytics (formerly Thomson Reuters) – including seven owned by MPT. And the Prime network ranks as one of the Top 15 Healthcare Systems in the U.S. – the only for-profit facility to achieve such distinction.

Seven years after its original investment in Prime, Medical Properties Trust funded the purchase of St. Mary's Regional Medical Center in Reno, Nevada, a 380-bed facility that was not profitable. Since completing the purchase on July 1, 2012, Prime has implemented its proven management plan, consolidated staff and reduced supply costs while upgrading departments.

"Prime is perhaps the ultimate example of an MPT client we have supported with follow-on capital investments," said Frank Williams, Senior Managing Director of Acquisitions.

"Capital in today's world may be a commodity," Williams reflected. "But capital that comes with MPT's experience is not a commodity. It's capital with healthcare experience, understanding and expertise. And that truly differentiates us."


Saint Mary's

Saint Mary's Regional Medical Center
Reno, Nevada


MPT's investment in a hospital's real estate assets unlocks its underlying value

Creating a Whole New Market

"Perhaps the most powerful part of what MPT has accomplished since its inception is to greatly expand what was a very small market," Hamner noted. "We have demonstrated the value of our approach to both investors and hospital operators - and, recently, other investors have begun to emulate us."

What does this new competition mean to MPT's future, as other investors follow the company's lead?

"It absolutely grows the market," Hamner explained, "because now other sophisticated investors are out there educating hospital operators about the power and value of this type of financing. And that opens more doors for MPT."

"We have not only created a strong company, we have introduced a powerful new tool to the largest segment of the U.S. economy," Hamner added, "and its perceived value is growing."

2012 — A Year of Spectacular Success

"Any meaningful analysis would show 2012 as a year of tremendous success for MPT," said Frank Williams, who joined the company the year before to head its acquisitions efforts. "With more than $800 million in acquisitions and commitments during 2012, Medical Properties Trust almost doubled its previous best year," he noted.



New to MPT's portfolio, among others, is National Surgical Hospitals, a premier operator of specialty hospitals with physician partners. MPT's investment of $33.5 million will fund a replacement hospital for OakLeaf Surgical Hospital in Altoona, Wisconsin, one of National Surgical's most successful facilities.

MPT also invested $9.4 million in Post Acute Medical's Victoria, Texas, campus, where a 26-bed long-term acute care hospital, or LTACH, purchased by MPT in 2007 is expanding to include a 26-bed inpatient rehabilitation hospital.

During the fourth quarter of 2012, Medical Properties Trust invested $15 million in another Post Acute facility - an LTACH in Hammond, Louisiana.



STRONG LEASE COVERAGE(1)
Rent
EBITDAR
3.2x
3.3x
3.9x
4.8x
5.3x
5.2x
5.2x
2006
2007
2008
2009
2010
2011
2012

MPT's lease coverages are strong — Coverages of 5.0x mean operators are producing enough operating profit to cover rent five times.

(1) Lease coverage ratios are calculated based solely on information provided to MPT by its tenants with respect to their respective EBITDAR (earnings before interest, taxes, depreciation, amortization and rent) and other operating data for the periods shown. While MPT has no cause to believe any of the provided information is materially inaccurate, MPT does not participate in the preparation of its tenants' financial reports or calculation of operating data

Choosing the Right Hospitals and the Right Operators

For the better part of a decade, MPT has demonstrated its ability to choose both the right hospitals and the right operators. Yet, despite the company's stellar track record, misperceptions linger that hospitals are risky investments.

The national debate over healthcare reform and sensational headlines racing across online newsfeeds - "Medicare Is Going Bankrupt" or "Americans Can't Afford Healthcare" - simply exacerbate the misperceptions. The challenge is to go behind the headlines and bring reality into perspective.

"Healthcare as a business is not going away, it will continue to grow," said Emmett E. McLean, MPT's Executive Vice President and Chief Operating Officer. "Even in the face of sequestration and automatic cuts in government programs, hospitals that are vital to communities will continue to provide needed healthcare services."

Medical Properties Trust invests in facilities strongly rooted in the community.



"These are the types of facilities that Medical Properties Trust invests in – ones strongly rooted in communities. Such investments offer a predictable, long-term cash flow stream," McLean noted.

Before investing in any facility, MPT's acquisition team carefully assesses each market to answer the single most important question, "Is this facility critical to the community it serves?" If the answer is yes, the team then moves ahead to evaluate the operator.

"An operator may or may not be successful for a host of reasons," Williams explained, "but if you correctly assess that the community needs the hospital, then the hospital will continue to exist. MPT is an active investor in social infrastructure," he said. "We invest in vital community assets."

A Perfect Example of Meeting Community Needs

A perfect example is Bayonne Medical Center, a 278-bed general acute care facility in Bayonne, New Jersey, that MPT purchased in 2011. Situated on a peninsula just across the river from New York City in one of the most populated areas in the entire country, the hospital is surrounded by homes – and a community of people who need healthcare services.

"When they get sick, they are not leaving that peninsula," Ed Aldag observed, "and they are not going to cross the river – or a huge freeway system – to get healthcare. So the hospital is clearly needed right where it is."

The facility struggled for a number of years and almost closed before a new operator took over in 2008. MPT invested $58 million in 2011, which enabled the operator to upgrade facilities and technology, recruit additional physicians and streamline operations. Now, the hospital is performing well.

More importantly, the people of Bayonne are still being served in their community and the hospital remains an important part of the local economy. Bayonne came back from near closure because the community needed it to come back – and that happened thanks to a very capable operator supported by MPT's investment in the real estate.

Not Only Thriving, but Producing Better Patient Outcomes

"Not only is that hospital successful, but the patient outcomes are exponentially better than they were before," said Aldag.

What does that say to investors interested in Medical Properties Trust?

"It shows them this business is not overly risky," Aldag said. "Hospitals that are needed by a community ultimately don't fail as long as they have the right operator and the right capital funding."

Operators of MPT owned facilities continue to prove a direct and meaningful correlation between patient outcomes and hospital profitability.

Hospital revenues from Medicare and insurance companies are based on a patient's diagnosis and standard treatment protocols. Such reimbursements vary only slightly from one hospital to another. And profits are the result of how well a hospital manages the treatment of its patients.



"It doesn't cost more to treat a patient well, it generally costs less," Hamner noted. "Very often, the best hospitals from a patient outcome perspective earn the highest profits – that's true in our portfolio and it's true across the industry."

"That's why Medical Properties Trust underwrites hospitals that we feel are going to produce the best patient outcomes," he added, "such as shorter patient stays, fewer hospital acquired infections and reduced readmissions following discharge. Hospitals that score well on these measures get patients well faster and at less cost to the hospital and to the overall economy."

Dealing Effectively with the Challenges of National Healthcare Reform



But what about potential cuts in Medicare reimbursements and other changes in healthcare due to the Patient Protection and Affordable Care Act of 2012?

Medical Properties Trust monitors such changes every day. Tom Schultz, Director of Healthcare, tracks healthcare legislation on both national and state levels, reads vociferously and regularly talks with MPT operators. He also serves on MPT's acquisitions team visits to prospective clients, helping to perform due diligence.

Steady Growth and Diversification


NUMBER OF PROPERTIES
0
18
51
62
82
2003
2005
2008
2011
2012

Medical Properties Trust's portfolio at the end of 2012 included 82 facilities in 25 states run by 22 different operators. No single facility represents more than five percent of the portfolio, and the top five properties combined represent less than 18 percent.



Each week, Schultz issues a *Weekly Healthcare Report* summarizing virtually anything of interest in the healthcare industry, from care coordination and case management trends to bundled payments designed to produce specific outcomes for patients. He often meets with MPT Chairman Ed Aldag to discuss implications and get his perspective.

MPT also plays the "what if" game, which it takes very seriously. For example, what if Medicare payments are reduced by as much as 5 percent? Or even 10 percent?

"We have run those numbers," Aldag explained, "and MPT's lease coverages would still be strong even under such aggressively conservative assumptions."

Adapting to Changes and Earning Accolades for Quality

MPT operators not only tend to stay in good financial shape, they also know how to adapt to whatever changes come down the pike. Because that's the kind of operators MPT identifies and funds.

Perhaps the key take away for investors is that *MPT hospitals don't fail* – they keep succeeding and garnering accolades for the quality of patient care they deliver, and for the outcomes they achieve, year after year.

By choosing the right operators based on a thorough understanding of their business and the growth opportunities they embody, Medical Properties Trust continues to perpetuate its unbroken record of year over year growth in every major and measurable category.

"In 2012, everything came together for MPT," Ed Aldag concluded. "All of the hard work and planning paid off – the capital and balance sheet planning, the personnel planning and development, the acquisitions groundwork – all converged to produce a year of remarkable performance."



Investing in the Future of Healthcare

Clearly, the groundwork has been laid for Medical Properties Trust's continued growth in the U.S. and even abroad, and the company's motto still seems right on target after almost 10 years of "Investing in the Future of Healthcare."

It also seems that dividends from MPT's investments in true community assets – its hospitals – won't be waning any time soon...until something like Star Trek's magic healing wand comes along.

Odds are, even then, Medical Properties Trust will know about such new technology before it's on anyone else's radar. And MPT operators hoping to take advantage of it will be requesting more follow-on capital from the leading source.


BAPTIST EMERGENCY HOSPITAL

Baptist Emergency Hospital - Hausman:
One of three new Emerus hospitals
Funded by MPT in San Antonio, Texas

Reinventing the Emergency Room

Toby Hamilton, a board certified emergency room physician, got tired of apologizing.

Working like crazy in a traditional emergency room setting, with rarely a moment to spare, he never seemed to catch up. And he grew to hate the "universal groan" emanating from patients who had to wait too long.

"When I walked through the door, I was already apologizing," said Dr. Hamilton, who was as frustrated by the system as were his patients.

It was a far cry from the kind of medicine he thought he would be practicing when he graduated from medical school.

"Somewhere along the way," he lamented, "the compassion and efficiency had gotten lost in the traditional emergency room environment."

He decided there had to be a better way. And with four other emergency room physicians, he launched a new, patient-centered solution called "24HR Emergency Room." They later changed the name to **Emerus**, to better reflect the promise of "**Emer**gency care for all of **us**."



In 2011, Medical Properties Trust committed $29.7 million to build three new facilities in San Antonio, to be operated by Emerus under a joint venture with Baptist Health System, an affiliate of Vanguard Health Systems, Inc. (NYSE: VHS).

The first opened last Fall and has exceeded expectations, the second opened in December, and the third accepted its first patient in March.

Redesigning the ER for the Patient

"We basically took the emergency room inside a large, conventional hospital and reproduced the best components in convenient community locations," Dr. Hamilton explained.

But his team didn't just replicate it, they redesigned it with the patient in mind – and they streamlined every process for efficiency and speed.

Staffed by emergency medicine physicians, Emerus facilities are equipped with the latest technology to handle virtually any medical emergency. Because they are licensed as hospitals, they also can keep patients overnight if necessary.

To accommodate family members who often accompany patients to the ER, rooms are large and each features an unusual pair of sinks. One is positioned away from the wall, enabling the





doctor to make eye contact with the patient while washing his hands – rather than turning his back.

Another is built low with wide counters on both sides where a patient can sit comfortably, making it much easier to clean a leg or foot wound than washing it in bed with a sponge dripping water.

Ranging from 16,000 to 40,000 square feet, Emerus hospitals are designed to bring top-notch emergency care to neighborhoods in fast-paced metropolitan areas where traveling across town for healthcare, through busy traffic, can be painfully slow. But even more important to the patient is the rapid medical response to his condition.

A Vote of Confidence from Consumers and MPT

Consumer reactions have been very positive, enabling the company to expand to nine locations – with more on the drawing board.

"Medical Properties Trust has given us a tremendous vote of confidence," said Dr. Hamilton, who plans to take the concept beyond Texas.

"They've done a great job in helping us get three very nice looking and highly efficient facilities up and running, and we look forward to working with MPT in the future."

But what excites him most are the patient benefits the investment is delivering.

"Most patients are seen in less than 15 minutes and the average length of their entire stay is less than an hour," he said. In contrast to "urgent care" centers that treat less critical conditions, Emerus hospitals are able to treat some of the most serious heart, respiratory and trauma conditions on site – thus avoiding immediate and time consuming transfers to a larger hospital.

"That's the kind of medicine I dreamed of practicing," Dr. Hamilton explained, "with each patient receiving excellent, compassionate care."

In the Emerus emergency hospitals, the universal groan is never heard – and Dr. Hamilton's dream is coming true.



Bringing top-notch emergency care to neighborhoods.




HOSPITAL




MPT forges a strong relationship with each operator, providing autonomy and support.

Follow-on Capital

Funding the Expansion of Post Acute

Repeat business is often the best kind. Post Acute Medical is a good example, testifying to the value of a solid, underlying relationship of trust and stability.

In 2007, MPT invested $30 million in three Texas facilities operating under the Warm Springs name, which Post Acute used to start its successful hospital company in the San Antonio region of Texas. Three years later, Post Acute became the operator of a long-term acute care hospital in Covington, Louisiana, in MPT's first transaction structured under the RIDEA legislation.

In 2012, Medical Properties Trust invested $15 million in a new Post Acute LTACH in Hammond, Louisiana, and committed an additional $9.4 million to fund the expansion of Post Acute's facility in Victoria, Texas.

"We depend on MPT to help us become a market leader in the communities we want to serve," said Tony Misitano, Post Acute's founder and CEO. "MPT forges a strong relationship with each operator, providing both autonomy and support, which draws us to them," he added.

"I have access to Ed Aldag and everybody else that I need at MPT," Misitano explained. "I can go 'down the ladder' or 'up the ladder' for help, and I value that accessibility and transparency."

Now under way at Victoria is a new building for Post Acute's existing LTACH known as Victoria Warm Springs Specialty Hospital. As the new building is being constructed to replace the LTACH, the existing building is being remodeled to become the new Victoria Warm Springs Rehabilitation Hospital.


SECHRIST

The expanded campus strengthens Post Acute's market presence and positions the company to respond to changes in government programs.

"Changes in reimbursement classifications are really nothing new," Misitano noted. "They've been occurring for decades – and they will continue under healthcare reform."



With more than 100 years of aggregate healthcare experience, Post Acute's management team enjoys a stellar record of bringing its skill set to bear on such challenges, and creating improvements in the businesses that it builds or acquires.

Making the Most of the Current Business Climate

"It's a matter of focusing first on delivering the best rehabilitative care that restores our patients' quality of life," Misitano said, "and integrating organic business models that make the most of the current climate while anticipating the potential for change."

Like MPT, Post Acute Medical has to be both nimble and quick, applying deep knowledge of healthcare to whatever changes may come down from Washington.

"Fortunately, we have a great partner in MPT – honest, trustworthy, visionary and great to work with – to help us navigate into new markets and enable us to do what we do best."

Misitano first met Ed Aldag long before he launched Medical Properties Trust.

"Our relationship goes back more than 30 years," he said, "and it just works – it works very well. *We trust each other.*"

And that serves as the foundation for repeat business – of the very best kind.



Ernest Health's design and construction team on site in Spartanburg, South Carolina

Ernest Health Continues to Shine

You might not think to ask an architect about healthcare reform, but you would be surprised by how much you could learn.

"There are two big implications," said Bobby George of Dekker/Perich/Sabatini of Albuquerque, who designs hospitals across the U.S. for Ernest Health, Inc.

"First, with the new insurance exchanges, **more people will be covered** - so more hospitals will be needed. And second, we think **reimbursements could be cut** for certain patients and conditions - so hospitals will have to become more efficient."

As the chief architect of Ernest hospitals, George strives to figure out how design can help keep the facilities profitable - and cut out waste. To do that, the firm follows principles of process improvement and evidence-based design, which entail careful research.

Designing Spaces to Take Care of the Whole Patient

Measuring how far nurses have to travel to get to the patient rooms, tracking how the work normally flows, and gauging the effects of natural light on patient recovery times are just a few examples.





"We try to design spaces that take care of the whole patient - body, mind and spirit," George noted. "That's Ernest's value proposition and that has become our firm's healthcare philosophy. We have learned so much from working with them."

George designed Ernest Health's first facility in 2004, a rehabilitation hospital in Las Cruces, New Mexico. Ernest had a short deadline and D/P/S rose to the challenge, as the facility opened only a year later. "I think it was kind of a test to see if our attitude was right," he said. "We exceeded their expectations and that was the start of a great relationship."

Nine years later, George and D/P/S are still designing Ernest hospitals, including its 17th facility, a 40-bed rehab hospital in Lafayette, Indiana, which opened in March, and another 40-bed rehab facility in Spartanburg, South Carolina, scheduled for a Fall 2013 opening.

"We maintain a pipeline of 15 to 18 hospital developments," said Danny Banks, Ernest's Senior Vice President of Physical Resources, and a company founder.

"We expect to have four other projects developed and ready to start in 2013."

Usually, three to five Ernest projects are in some stage of development. MPT has a first right to acquire and lease new hospitals to Ernest.



Carefully Evaluating the Needs of Patients in Each Market

Ernest targets most projects for mid- to smaller-sized markets that are under served, after thorough analysis.

"Our development team actually goes into the local hospitals to get information about where patients are coming from in that market, how far they are traveling for care, and for what conditions they are being treated during their post acute hospitalizations," Banks said.

The team studies patients' needs after they have been discharged, so a hospital's design can be tailored to the specific needs of each community. It's a complicated process, but Ernest's formula has proven to be very productive.

One Year Later, Interests Are Strategically Aligned

The quality of Ernest's operations and its strong development pipeline were key to attracting Medical Properties Trust's investment of nearly $400 million in the company just over one year ago.

"Our investments in Ernest are performing just as we thought they would," said Ed Aldag, Medical Properties Trust's CEO, who has monitored Ernest's progress from its very beginnings.

"The 16 existing hospitals we purchased are producing results at least as strong as our predictions, and Ernest is adding new hospitals at a rate that is creating meaningful new lease and operating revenues for MPT."

Banks has known Aldag since 2003 – before he formed MPT. "From day one, Ed had a plan and a vision and when I first heard him describe it, I thought, that's going to take a lot of work. But you know what – *he did it*."

"Ed really put everything in place and built MPT into what it is today," Banks said. "And when you step back and look at it, it's just amazing."

"MPT's interests are aligned with our growth plan and everyone in the company is very supportive," he said. "I honestly cannot imagine us being anywhere else but with MPT."




Life is great...
make it better.

Racing for Children's founder Clint Guthrie and MPT's CEO Ed Aldag with Honorary Crew Chiefs Fuller Goldsmith (above) and Sean Fredella (left)

Racing For Children's

Racing For Their Life

Just to be a kid with a normal life. Is that too much to ask?

If you're eight years old and fighting cancer, it may seem to be. But Clint Guthrie and Doug Neil are out to change that perception.

Since 2007, they have been giving cancer patients from Children's of Alabama a normal, every day experience – a ride around a racetrack with a professional driver *at about a hundred miles an hour.*

"Such an experience brings out the kid in everyone," Doug said, "and it invariably puts a big smile on their faces."

Inspiring Kids in the Battle Against Cancer

If you're bald and very sick, it also helps you forget that you live in a world of chemotherapy and surgeries, that you want to go to school and hang out with your friends, but don't know if you're going to feel up to it.

"The best thing about Racing for Children's is that it totally distracts you from the battle you are facing," said Todd Fredella, whose son Sean, 12, has been fighting leukemia since he was three and a half. Last year, Sean was asked to serve as one of two honorary crew chiefs for the Racing for Children's racecar sponsored by Medical Properties Trust and driven by Clint.


GS
39



"The kids are the real champions.
We're just the support crew." Doug Neil


SEAN
STRONG
FULLER
STRONG

Decorated with handprints of cancer patients at Children's of Alabama, it's clearly the most colorful car on the track at Barber Motorsports Park during the Grand American Rolex Series each Spring. And every handprint is a potential fundraiser for the Alabama Center for Childhood Cancer and Blood Disorders, located at Children's.

Supporting Research for a Cure

Handprint sponsorships and proceeds from two charitable auction/dinners have already been deployed to fund an additional genetic chemotherapy researcher at Children's.

"I can't begin to tell you how much Racing for Children's means to our hospital," said Mike Warren, the CEO. "More than 95 percent of children in Alabama with cancer are treated right here in Birmingham. And this annual event is raising significant dollars for pediatric oncology."

Children's of Alabama, one of the largest and most advanced pediatric medical centers in the United States, handles more than 600,000 outpatient visits each year — and treats more than 55,000 children in its emergency rooms alone.

But the childhood cancer cases are often the most perplexing.

"These kids are undergoing significant treatments that, in most cases, will save their lives - but in all cases will change their lives," added Warren, noting that these patients are often mature beyond their years from everything they are going through.

Eight-year-old Fuller Goldsmith of Tuscaloosa, the other honorary crew chief for last year's event, is still right in the middle of his race against cancer.

Racing to Help Kids Be Kids

"Racing for Children's takes their mind away from the pressures they face every day and that's an extraordinary thing," Warren said. "You just can't put a price tag on that."

"For our own family," said Todd Fredella, whose son is now miraculously cancer free, "Racing for Children's gave us a break from the fight, took us off of the front lines and gave Sean a chance to be a normal kid."

"The day of this incredible event was a welcome respite - a much needed vacation - from all of the terrible things that we and our son were going through. When Doug Neil and Clint Guthrie began to put Racing for Children's together, and Medical Properties Trust and Ed Aldag stepped up to make it happen, they helped carry us through an incredible fight - and they make us want to fight for others and try to give back in every way."

"A big part of our focus will be on Children's of Alabama."


Racing
Children

Professional race car driver and star of Grey's Anatomy, ***Patrick Dempsey****, was an early supporter of Racing for Children's. His visit to a young cancer patient at Children's of Alabama helped inspire the charity event.*




39
99

Current Portfolio

As of December 31, 2012, Medical Properties Trust's portfolio included 82 facilities in 25 states representing an investment of approximately $2.1 billion.

Investing in the Future of Healthcare

Medical Properties Trust provides stockholders an opportunity to earn attractive returns from profitable hospital facilities across the nation and participate in the continuing growth of the largest sector of the U.S. economy.



MPT Facilities
Corporate Headquarters

Arizona

Cornerstone Hospital of Southeast Arizona
Tucson, Arizona

Florence Hospital at Anthem
Florence, Arizona

Gilbert Hospital
Gilbert, Arizona

Mountain Valley Regional Rehabilitation Hospital
Prescott Valley, Arizona

California

Alvarado Hospital
San Diego, California

Centinela Hospital Medical Center
Inglewood, California

Chino Valley Medical Center
Chino, California

Desert Valley Hospital
Victorville, California

Garden Grove Medical Center and Medical Office Building
Garden Grove, California

La Palma Intercommunity Hospital
La Palma, California

Northern California Rehabilitation Hospital
Redding, California

Paradise Valley Hospital
San Diego, California

San Dimas Community Hospital and Medical Office Building
San Dimas, California

Shasta Regional Medical Center
Redding, California

West Anaheim Medical Center
Anaheim, California

Colorado

Northern Colorado Long Term Acute Hospital
Johnstown, Colorado

Northern Colorado Rehabilitation Hospital
Johnstown, Colorado

Connecticut

Healthtrax Wellness Center
Bristol, Connecticut

Healthtrax Wellness Center
Enfield, Connecticut

Healthtrax Wellness Center
Newington, Connecticut

Florida

Sunrise Rehabilitation Hospital
Fort Lauderdale, Florida

Idaho

Mountain View Hospital
Idaho Falls, Idaho

Northern Idaho Advanced Care Hospital
Post Falls, Idaho

Southwest Idaho Advanced Care Hospital
Boise, Idaho

Indiana

Lafayette Regional Rehabilitation Hospital
Lafayette, Indiana

Monroe Hospital
Bloomington, Indiana

Kansas

Wesley Rehabilitation Hospital
Wichita, Kansas

Louisiana

AMG Specialty Hospital
Denham Springs, Louisiana

Cornerstone Hospital of Bossier City
Bossier City, Louisiana

North Shore Specialty Hospital
Covington, Louisiana

Specialty Long Term Acute Care of Hammond
Hammond, Louisiana

Massachusetts

Healthtrax Wellness Center
West Springfield, Massachusetts

Michigan

Vibra Hospital of Southeastern Michigan
Lincoln Park, Michigan

Missouri

Kindred Hospital Northland
Kansas City, Missouri

Poplar Bluff Medical Center – North
Poplar Bluff, Missouri

Montana

Advanced Care Hospital of Montana
Billings, Montana

Nevada

Saint Mary's Regional Medical Center
Reno, Nevada

New Jersey

Bayonne Medical Center
Bayonne, New Jersey

Hoboken University Medical Center
Hoboken, New Jersey

New Mexico

Advanced Care Hospital of Southern New Mexico
Las Cruces, New Mexico

Rehabilitation Hospital of Southern New Mexico
Las Cruces, New Mexico

Oregon

Vibra Specialty Hospital of Portland
Portland, Oregon

Pennsylvania

Rothman Specialty Hospital
Bensalem Township, Pennsylvania

Roxborough Memorial Hospital
Philadelphia, Pennsylvania

Rhode Island

Healthtrax Wellness Center
East Providence, Rhode Island

Healthtrax Wellness Center
Warwick, Rhode Island

South Carolina

Chesterfield General Hospital
Cheraw, South Carolina

Greenwood Regional Rehabilitation Hospital
Greenwood, South Carolina

Marlboro Park Hospital
Bennettsville, South Carolina

Spartanburg Regional Rehabilitation Hospital
Spartanburg, South Carolina

Texas

Atrium Medical Center
Corinth, Texas

Cornerstone Hospital of Houston - Clear Lake
Webster, Texas

Baptist Emergency Hospital - Hausman
San Antonio, Texas

Baptist Emergency Hospital - Overlook
San Antonio, Texas

Baptist Emergency Hospital - Westover Hills
San Antonio, Texas

Hill Regional Hospital
Hillsboro, Texas

Kindred Hospital Clear Lake
Webster, Texas

Kindred Hospital Tomball
Tomball, Texas

Laredo Specialty Hospital
Laredo, Texas

LifeCare Hospitals of Dallas
Dallas, Texas

Mesquite Rehabilitation Institute
Mesquite, Texas

Mesquite Specialty Hospital
Mesquite, Texas

New Braunfels Regional Rehabilitation Hospital
New Braunfels, Texas

North Cypress Medical Center
Houston, Texas

Reliant Rehabilitation Hospital Central Texas
Round Rock, Texas

Reliant Rehabilitation Hospital North Houston
Shenandoah, Texas

Reliant Rehabilitation Hospital North Texas
Richardson, Texas

South Texas Rehabilitation Hospital
Brownsville, Texas

Twelve Oaks Medical Center
Houston, Texas

Vibra Specialty Hospital of DeSoto
DeSoto, Texas

Warm Springs Rehabilitation Hospital of San Antonio
San Antonio, Texas

Warm Springs Specialty Hospital of Luling
Luling, Texas

Warm Springs Specialty Hospital of New Braunfels
New Braunfels, Texas

Warm Springs Rehabilitation Hospital of Victoria
Victoria, Texas

Warm Springs Specialty Hospital of Victoria
Victoria, Texas

Utah

Pioneer Valley Hospital
West Valley City, Utah

Utah Valley Specialty Hospital
Provo, Utah

Virginia

HealthSouth Rehabilitation Hospital of Petersburg
Petersburg, Virginia

Wisconsin

OakLeaf Surgical Hospital
Altoona, Wisconsin

Wyoming

Elkhorn Valley Rehabilitation Hospital
Casper, Wyoming



Investments by Type:

- 53% Acute Care Hospitals
- 21% Long-Term Acute Care Hospitals
- 17% Inpatient Rehabilitation Hospitals
- 8% Non Real Estate Assets
- 1% Medical Office Buildings and Other



Number of Facilities by State:

- 4 Arizona
- 13 California
- 2 Colorado
- 3 Connecticut
- 1 Florida
- 3 Idaho
- 2 Indiana
- 1 Kansas
- 4 Louisiana
- 1 Massachusetts
- 1 Michigan
- 2 Missouri
- 1 Montana
- 1 Nevada
- 2 New Jersey
- 2 New Mexico
- 1 Oregon
- 2 Pennsylvania
- 2 Rhode Island
- 4 South Carolina
- 25 Texas
- 2 Utah
- 1 Virginia
- 1 Wisconsin
- 1 Wyoming

Selected Financial Data

The following table sets forth selected financial and operating information on a historical basis for each of the five years ended December 31:

[In thousands, except per share amounts]	For the Year Ended December 31, 2012(1)(2)	For the Year Ended December 31, 2011(1)(2)	For the Year Ended December 31, 2010(1)(2)	For the Year Ended December 31, 2009(1)(2)	For the Year Ended December 31, 2008(1)(2)
OPERATING DATA					
Total revenue	$ 201,397	$ 135,484	$ 108,024	$ 105,218	$ 94,743
Depreciation and amortization (expense)	(33,545)	(30,896)	(20,897)	(19,491)	(19,992)
Property-related and general and administrative (expenses)	(35,497)	(32,141)	(32,916)	(25,105)	(23,758)
Impairment (charge)	—	—	(12,000)	—	—
Interest and other income	1,281	96	1,518	43	86
Debt refinancing (expense)	—	(14,214)	(6,716)	—	—
Interest (expense)	(58,243)	(43,810)	(33,984)	(37,650)	(42,391)
Income from continuing operations	75,393	14,519	3,029	23,015	8,688
Income from discontinued operations	14,684	12,195	19,983	13,352	24,045
Net income	90,077	26,714	23,012	36,367	32,733
Net income attributable to non-controlling interests	(177)	(178)	(99)	(37)	(33)
Net income attributable to MPT common stockholders	$ 89,900	$ 26,536	$ 22,913	$ 36,330	$ 32,700
Income from continuing operations attributable to MPT common stockholders per diluted share	$ 0.56	$ 0.12	$ 0.02	$ 0.28	$ 0.11
Income from discontinued operations attributable to MPT common stockholders per diluted share	0.11	0.11	0.20	0.17	0.39
Net income, attributable to MPT common stockholders per diluted share	$ 0.67	$ 0.23	$ 0.22	$ 0.45	$ 0.50
Weighted average number of common shares — diluted	132,333	110,629	100,708	78,117	62,035
OTHER DATA					
Dividends declared per common share	$ 0.80	$ 0.80	$ 0.80	$ 0.80	$ 1.01
BALANCE SHEET DATA	**December 31, 2012(1)(2)**	**December 31, 2011(1)(2)**	**December 31, 2010(1)(2)**	**December 31, 2009(1)(2)**	**December 31, 2008(1)(2)**
Real estate assets — at cost	$ 1,595,127	$ 1,264,850	$ 1,019,517	$ 967,008	$ 986,192
Real estate accumulated depreciation/amortization	(126,734)	(93,188)	(63,242)	(43,835)	(29,561)
Other loans and investments	527,893	239,839	215,985	311,006	293,523
Cash and equivalents	37,311	102,726	98,408	15,307	11,748
Other assets	145,289	107,647	78,146	60,412	49,471
Total assets	$ 2,178,886	$ 1,621,874	$ 1,348,814	$ 1,309,898	$ 1,311,373
Debt, net	$ 1,025,160	$ 689,849	$ 369,970	$ 576,678	$ 630,557
Other liabilities	103,912	103,210	79,268	61,645	54,473
Total Medical Properties Trust, Inc. Stockholders' Equity	1,049,814	828,815	899,462	671,445	626,100
Non-controlling interests	—	—	114	130	243
Total equity	1,049,814	828,815	899,576	671,575	626,343
Total liabilities and equity	$ 2,178,886	$ 1,621,874	$ 1,348,814	$ 1,309,898	$ 1,311,373

(1) Reclassification, presentation and certain computational changes have been made for the results of properties sold and reclassified to discontinued operations. (2) Cash paid for acquisitions and other related investments totaled $621.5 million, $279.0 million, $137.8 million, $15.6 million, and $469.5 million in 2012, 2011, 2010, 2009, and 2008, respectively. The results of operations resulting from these investments are reflected in our consolidated financial statements from the dates invested. See Note 3 in this Annual Report for further information on acquisitions of real estate, new loans, and other investments. We funded these investments generally from issuing common stock, utilizing additional amounts of our revolving facility, incurring additional debt, or from the sale of facilities. See Notes 4, 9, and 11, in this Annual Report for further information regarding our debt, common stock and discontinued operations, respectively.

Reconciliation of Non-GAAP Financial Measures

The following table presents a reconciliation of net income attributable to MPT common stockholders to FFO and normalized FFO for the years ended December 31, 2012, 2011, and 2010 (dollar amounts in thousands except per share data):

FFO information:	For the Years Ended December 31, 2012	2011	2010
Net income attributable to MPT common stockholders	$ 89,900	$ 26,536	$ 22,913
Participating securities' share in earnings	(887)	(1,090)	(1,254)
Net income, less participating securities' share in earnings	$ 89,013	$ 25,446	$ 21,659
Depreciation and amortization:			
Continuing operations	33,545	30,896	20,897
Discontinued operations	1,311	3,813	4,941
Gain on sale of real estate	(16,369)	(5,431)	(10,566)
Real estate impairment charge	–	564	–
Funds from operations	$ 107,500	$ 55,288	$ 36,931
Write-off straight-line rent	6,456	2,471	3,694
Acquisition costs	5,420	4,184	2,026
Debt refinancing costs	–	14,214	6,716
Executive severance	–	–	2,830
Loan impairment charge	–	–	12,000
Write-off of other receivables	–	1,846	2,400
Normalized funds from operations	$ 119,376	$ 78,003	$ 66,597

Per diluted share data:	For the Years Ended December 31, 2012	2011	2010
Net income, less participating securities' share in earnings	$ 0.67	$ 0.23	$ 0.22
Depreciation and amortization:			
Continuing operations	0.25	0.28	0.21
Discontinued operations	0.01	0.04	0.04
Gain on sale of real estate	(0.12)	(0.05)	(0.10)
Real estate impairment charge	–	–	–
Funds from operations	$ 0.81	$ 0.50	$ 0.37
Write-off of straight line rent	0.05	0.02	0.03
Acquisition costs	0.04	0.04	0.02
Debt refinancing costs	–	0.13	0.07
Executive severance	–	–	0.03
Loan impairment charge	–	–	0.12
Write off of other receivables	–	0.02	0.02
Normalized funds from operations	$ 0.90	$ 0.71	$ 0.66

Investors and analysts following the real estate industry utilize funds from operations, or FFO, as a supplemental performance measure. FFO, reflecting the assumption that real estate asset values rise or fall with market conditions, principally adjusts for the effects of GAAP depreciation and amortization of real estate assets, which assumes that the value of real estate diminishes predictably over time. We compute FFO in accordance with the definition provided by the National Association of Real Estate Investment Trusts, or NAREIT, which represents net income (loss) (computed in accordance with GAAP), excluding gains (losses) on sales of real estate and impairment charges on real estate assets, plus real estate depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures.

In addition to presenting FFO in accordance with the NAREIT definition, we also disclose normalized FFO,which adjusts FFO for items that relate to unanticipated or non-core events or activities or accounting changes that, if not noted, would make comparison to prior period results and market expectations less meaningful to investors and analysts. We believe that the use of FFO, combined with the required GAAP presentations, improves the understanding of our operating results among investors and the use of normalized FFO makes comparisons of our operating results with prior periods and other companies more meaningful. While FFO and normalized FFO are relevant and widely used supplemental measures of operating and financial performance of REITs, they should not be viewed as a substitute measure of our operating performance since the measures do not reflect either depreciation and amortization costs or the level of capital expenditures and leasing costs necessary to maintain the operating performance of our properties, which can be significant economic costs that could materially impact our results of operations. FFO and normalized FFO should not be considered an alternative to net income (loss) (computed in accordance with GAAP) as indicators of our financial performance or to cash flow from operating activities (computed in accordance with GAAP) as an indicator of our liquidity.

On Becoming the National Leader in Hospital Financing

Medical Properties Trust began as an idea in the mind of Ed Aldag in 2002 – that there was a better way to finance a hospital's need for growth capital. By August 2003, that vision had become a promising new enterprise as Emmett McLean and Steve Hamner joined him as company founders.

Together now for almost a decade, they have guided the company to become the leading provider of real estate capital to hospitals across the United States. With acquisitions totaling $800 million during 2012, MPT's portfolio now encompasses 82 facilities comprised almost exclusively of hospital real estate. Included are general acute care hospitals, long-term acute care hospitals and inpatient rehabilitation facilities that span the country.

"Medical Properties Trust's strategic focus has not changed in the nearly 10 years that the company has been in business," said Frank Williams, Senior Managing Director of Acquisitions. "Our progress continues to be driven by the founders who are still executing – and remaining true to – the strategic vision."



From left: R. Steven Hamner, Executive Vice President & CFO; Edward K. Aldag, Jr., Chairman, President & CEO; Emmett E. McLean, Executive Vice President & COO.

FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this Annual Report that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. Statements regarding the following subjects, among others, are forward-looking by their nature:

- our business strategy;
- our projected operating results;
- our ability to acquire or develop net-leased facilities;
- availability of suitable facilities to acquire or develop;
- our ability to enter into, and the terms of, our prospective leases and loans;
- our ability to raise additional funds through offerings of debt and equity security and/or property disposals;
- our ability to obtain future financing arrangements;
- estimates relating to, and our ability to pay, future distributions;
- our ability to compete in the marketplace;
- lease rates and interest rates;
- market trends;
- projected capital expenditures; and
- the impact of technology on our facilities, operations and business.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. You should carefully consider these risks before you make an investment decision with respect to our common stock and other securities, along with, among others, the following factors that could cause actual results to vary from our forward-looking statements:

- the factors referenced in the sections captioned "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business" in our Form 10-K for the year ended December 31, 2012;
- national and local business, real estate, and other market conditions;
- the competitive environment in which we operate;
- the execution of our business plan;
- financing risks;
- acquisition and development risks;
- potential environmental contingencies, and other liabilities;
- other factors affecting the real estate industry generally or the healthcare real estate industry in particular;
- our ability to maintain our status as a real estate investment trust, or REIT for federal and state income tax purposes;
- our ability to attract and retain qualified personnel;
- federal and state healthcare and other regulatory requirements; and
- national and local economic conditions, which may have a negative effect on the following, among other things:
  - the financial condition of our tenants, our lenders and institutions that hold our cash balances, which may expose us to increased risks of default by these parties;
  - our ability to obtain equity or debt financing on attractive terms or at all, which may adversely impact our ability to pursue acquisition and development opportunities and our future interest expense; and
  - the value of our real estate assets, which may limit our ability to dispose of assets at attractive prices or obtain or maintain debt financing secured by our properties or on an unsecured basis.

When we use the words "believe," "expect," "may," "potential," "anticipate," "estimate," "plan," "will," "could," "intend" or similar expressions, we are identifying forward-looking statements. You should not place undue reliance on these forward-looking statements. Except as required by law, we disclaim any obligation to update such statements or to publicly announce the result of any revisions to any of the forward-looking statements contained in this Annual Report to reflect future events or developments.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of Medical Properties Trust, Inc.:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Medical Properties Trust, Inc. and its subsidiaries as of December 31, 2012 and December 31, 2011, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2012 (not presented herein) appearing in Medical Properties Trust Inc.'s annual report on Form 10-K for the year ended December 31, 2012; and in our report dated February 22, 2013, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Birmingham, Alabama

February 22, 2013

MEDICAL PROPERTIES TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2012	December 31, 2011
	(Amounts in thousands, except for per share data)	
ASSETS		
Real estate assets		
Land	$ 110,364	$ 105,505
Buildings and improvements	1,079,188	1,017,443
Construction in progress and other	38,339	30,903
Intangible lease assets	52,824	51,206
Real estate held for sale	—	59,793
Net investment in direct financing leases	314,412	—
Mortgage loans	368,650	165,000
Gross investment in real estate assets	1,963,777	1,429,850
Accumulated depreciation	(114,399)	(84,466)
Accumulated amortization	(12,335)	(8,722)
Net investment in real estate assets	1,837,043	1,336,662
Cash and cash equivalents	37,311	102,726
Interest and rent receivables	45,289	29,862
Straight-line rent receivables	35,860	33,993
Other loans	159,243	74,839
Other assets	64,140	43,792
Total Assets	**$ 2,178,886**	**$ 1,621,874**
LIABILITIES AND EQUITY		
Liabilities		
Debt, net	$ 1,025,160	$ 689,849
Accounts payable and accrued expenses	65,961	51,125
Deferred revenue	20,609	23,307
Lease deposits and other obligations to tenants	17,342	28,778
Total liabilities	1,129,072	793,059
Commitments and Contingencies		
Equity		
Preferred stock, $0.001 par value. Authorized 10,000 shares; no shares outstanding	—	—
Common stock, $0.001 par value. Authorized 250,000 shares; issued and outstanding — 136,335 shares at December 31, 2012 and 110,786 shares at December 31, 2011	136	111
Additional paid-in capital	1,295,916	1,055,256
Distributions in excess of net income	(233,494)	(214,059)
Accumulated other comprehensive loss	(12,482)	(12,231)
Treasury shares, at cost	(262)	(262)
Total Equity	1,049,814	828,815
Total Liabilities and Equity	**$ 2,178,886**	**$ 1,621,874**

See accompanying notes to consolidated financial statements.

MEDICAL PROPERTIES TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	For the Years Ended December 31, 2012	2011	2010
	(Amounts in thousands, except for per share data)		
Revenues			
Rent billed	$ 123,080	$ 108,735	$ 80,270
Straight-line rent	7,982	5,379	1,165
Income from direct financing leases	21,728	—	—
Interest and fee income	48,607	21,370	26,589
Total revenues	201,397	135,484	108,024
Expenses			
Real estate depreciation and amortization	33,545	30,896	20,897
Impairment charge	—	—	12,000
Property-related	1,495	738	4,381
Acquisition expenses	5,420	4,184	2,026
General and administrative	28,582	27,219	26,509
Total operating expense	69,042	63,037	65,813
Operating income	132,355	72,447	42,211
Other income (expense)			
Interest and other (expense) income	(1,662)	18	1,473
Earnings from equity and other interests	2,943	78	45
Debt refinancing costs	—	(14,214)	(6,716)
Interest expense	(58,243)	(43,810)	(33,984)
Net other expenses	(56,962)	(57,928)	(39,182)
Income from continuing operations	75,393	14,519	3,029
Income from discontinued operations	14,684	12,195	19,983
Net income	90,077	26,714	23,012
Net income attributable to non-controlling interests	(177)	(178)	(99)
Net income attributable to MPT common stockholders	**$ 89,900**	**$ 26,536**	**$ 22,913**
Earnings per share – basic			
Income from continuing operations attributable to MPT common stockholders	$ 0.56	$ 0.12	$ 0.02
Income from discontinued operations attributable to MPT common stockholders	0.11	0.11	0.20
Net income attributable to MPT common stockholders	**$ 0.67**	**$ 0.23**	**$ 0.22**
Weighted average shares outstanding – basic	**132,331**	**110,623**	**100,706**
Earnings per share – diluted			
Income from continuing operations attributable to MPT common stockholders	$ 0.56	$ 0.12	$ 0.02
Income from discontinued operations attributable to MPT common stockholders	0.11	0.11	0.20
Net income attributable to MPT common stockholders	**$ 0.67**	**$ 0.23**	**$ 0.22**
Weighted average shares outstanding – diluted	**132,333**	**110,629**	**100,708**

See accompanying notes to consolidated financial statements.

MEDICAL PROPERTIES TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Years Ended December 31,		
	2012	2011	2010
	(Amounts in thousands)		
Net income	$ 90,077	$ 26,714	$ 23,012
Other comprehensive income (loss):			
Unrealized loss on interest rate swap	(251)	(8,590)	(3,641)
Total comprehensive income	89,826	18,124	19,371
Comprehensive income attributable to non-controlling interests	(177)	(178)	(99)
Comprehensive income attributable to MPT common stockholders	$ 89,649	$ 17,946	$ 19,272

See accompanying notes to consolidated financial statements.

MEDICAL PROPERTIES TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

	Preferred		Common							
	Shares	Par Value	Shares	Par Value	Additional Paid-in Capital	Distributions in Excess of Net Income	Accumulated Other Comprehensive Loss	Treasury Stock	Non-Controlling Interests	Total Equity
	(Amounts in thousands, except for per share data)									
Balance at December 31, 2009	—	$ —	78,725	$ 79	$ 759,721	$ (88,093)	$ —	$ (262)	$ 130	$ 671,575
Net income	—	—	—	—	—	22,913	—	—	99	23,012
Unrealized loss on interest rate swaps	—	—	—	—	—	—	(3,641)	—	—	(3,641)
Stock vesting and amortization of stock-based compensation	—	—	700	—	6,616	—	—	—	—	6,616
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(115)	(115)
Extinguishment of convertible debt	—	—	—	—	(2,587)	—	—	—	—	(2,587)
Proceeds from offering (net of offering costs)	—	—	30,800	31	288,035	—	—	—	—	288,066
Dividends declared ($0.80 per common share)	—	—	—	—	—	(83,350)	—	—	—	(83,350)
Balance at December 31, 2010	—	$ —	110,225	$ 110	$ 1,051,785	$ (148,530)	$ (3,641)	$ (262)	$ 114	$ 899,576
Net income	—	—	—	—	—	26,536	—	—	178	26,714
Unrealized loss on interest rate swaps	—	—	—	—	—	—	(8,590)	—	—	(8,590)
Stock vesting and amortization of stock-based compensation	—	—	561	1	6,982	—	—	—	—	6,983
Purchase of non-controlling interest	—	—	—	—	(441)	—	—	—	(83)	(524)
Extinguishment of convertible debt	—	—	—	—	(3,070)	(2,431)	—	—	—	(5,501)
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(209)	(209)
Dividends declared ($0.80 per common share)	—	—	—	—	—	(89,634)	—	—	—	(89,634)
Balance at December 31, 2011	—	$ —	110,786	$ 111	$ 1,055,256	$ (214,059)	$ (12,231)	$ (262)	$ —	$ 828,815
Net income	—	—	—	—	—	89,900	—	—	177	90,077
Unrealized loss on interest rate swaps	—	—	—	—	—	—	(251)	—	—	(251)
Stock vesting and amortization of stock-based compensation	—	—	854	1	7,636	—	—	—	—	7,637
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(177)	(177)
Proceeds from offering (net of offering costs)	—	—	24,695	24	233,024	—	—	—	—	233,048
Dividends declared ($0.80 per common share)	—	—	—	—	—	(109,335)	—	—	—	(109,335)
Balance at December 31, 2012	—	$ —	136,335	$ 136	$ 1,295,916	$ (233,494)	$ (12,482)	$ (262)	$ —	$ 1,049,814

See accompanying notes to consolidated financial statements.

MEDICAL PROPERTIES TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		
	2012	2011	2010
	(Amounts in thousands)		
Operating activities			
Net income	$ 90,077	$ 26,714	$ 23,012
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	35,593	35,477	26,312
Amortization and write-off of deferred financing costs and debt discount	3,457	9,289	6,110
Premium on extinguishment of debt	—	13,091	3,833
Direct financing lease accretion	(3,104)	—	—
Straight-line rent revenue	(8,309)	(7,142)	(4,932)
Share-based compensation expense	7,637	6,983	6,616
Impairment charge	—	564	12,000
(Gain) loss from sale of real estate	(16,369)	(5,431)	(10,566)
Provision for uncollectible receivables and loans	—	1,499	2,400
Straight-line rent write-off	6,456	2,470	3,694
Payment of discount on extinguishment of debt	—	(4,850)	(7,324)
Other adjustments	538	1,058	(30)
Decrease (increase) in:			
Interest and rent receivable	(17,261)	(6,118)	(5,490)
Other assets	91	142	(566)
Accounts payable and accrued expenses	9,201	5,354	(3,177)
Deferred revenue	(2,698)	170	8,745
Net cash provided by operating activities	105,309	79,270	60,637
Investing activities			
Cash paid for acquisitions and other related investments	(621,490)	(278,963)	(137,808)
Net proceeds from sale of real estate	71,202	41,130	97,669
Principal received on loans receivable	10,931	4,289	90,486
Investment in loans receivable	(1,293)	(861)	(11,637)
Construction in progress	(44,570)	(22,999)	(6,638)
Other investments, net	(31,908)	(8,217)	(9,291)
Net cash (used for) provided by investing activities	(617,128)	(265,621)	22,781

MEDICAL PROPERTIES TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	For the Years Ended December 31,		
	2012	2011	2010
	(Amounts in thousands)		
Financing activities			
Additions to term debt	300,000	450,000	148,500
Payments of term debt	(232)	(246,262)	(216,765)
Payment of deferred financing costs	(6,247)	(15,454)	(6,796)
Revolving credit facilities, net	35,400	89,600	(137,200)
Distributions paid	(103,952)	(89,601)	(77,087)
Lease deposits and other obligations to tenants	(11,436)	8,621	3,667
Proceeds from sale of common shares, net of offering costs	233,048	—	288,066
Other	(177)	(6,235)	(2,702)
Net cash provided by (used in) financing activities	446,404	190,669	(317)
Increase (decrease) in cash and cash equivalents for the year	(65,415)	4,318	83,101
Cash and cash equivalents at beginning of year	102,726	98,408	15,307
Cash and cash equivalents at end of year	**$ 37,311**	**$ 102,726**	**$ 98,408**
Interest paid, including capitalized interest of $1,596 in 2012, $896 in 2011, and $63 in 2010	$ 51,440	$ 38,463	$ 29,679
Supplemental schedule of non-cash investing activities:			
Real estate acquired via assumption of mortgage loan	$ —	$ (14,592)	$ —
Loan conversion to equity interest	1,648	—	—
Mortgage loan issued from sale of real estate	3,650	—	—
Supplemental schedule of non-cash financing activities:			
Assumption of mortgage loan (as part of real estate acquired)	$ —	$ 14,592	$ —
Dividends declared, not paid	27,786	22,407	22,374

See accompanying notes to consolidated financial statements.

1. Organization

Medical Properties Trust, Inc., a Maryland corporation, was formed on August 27, 2003, under the General Corporation Law of Maryland for the purpose of engaging in the business of investing in, owning, and leasing commercial real estate. Our operating partnership subsidiary, MPT Operating Partnership, L.P. (the "Operating Partnership"), through which we conduct all of our operations, was formed in September 2003. Through another wholly-owned subsidiary, Medical Properties Trust, LLC, we are the sole general partner of the Operating Partnership. At present, we directly own substantially all of the limited partnership interests in the Operating Partnership. MPT Finance Corporation is a wholly owned subsidiary of the Operating Partnership and was formed for the sole purpose of being a co-issuer of some of the Operating Partnership's indebtedness. MPT Finance Corporation has no substantive assets or operations.

Our primary business strategy is to acquire and develop real estate and improvements, primarily for long term lease to providers of healthcare services such as operators of general acute care hospitals, inpatient physical rehabilitation hospitals, long-term acute care hospitals, surgery centers, centers for treatment of specific conditions such as cardiac, pulmonary, cancer, and neurological hospitals, and other healthcare-oriented facilities. We also make mortgage and other loans to operators of similar facilities. In addition, we may obtain profits or equity interests in our tenants (which we refer to as RIDEA investments), from time to time, in order to enhance our overall return. We manage our business as a single business segment.

2. Summary of Significant Accounting Policies

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation: Property holding entities and other subsidiaries of which we own 100% of the equity or have a controlling financial interest evidenced by ownership of a majority voting interest are consolidated. All inter-company balances and transactions are eliminated. For entities in which we own less than 100% of the equity interest, we consolidate the property if we have the direct or indirect ability to control the entities' activities based upon the terms of the respective entities' ownership agreements. For these entities, we record a non-controlling interest representing equity held by non-controlling interests.

We continually evaluate all of our transactions and investments to determine if they represent variable interests in a variable interest entity ("VIE"). If we determine that we have a variable interest in a VIE, we then evaluate if we are the primary beneficiary of the VIE. The evaluation is a qualitative assessment as to whether we have the ability to direct the activities of a VIE that most significantly impact the entity's economic performance. We consolidate each VIE in which we, by virtue of or transactions with our investments in the entity, are considered to be the primary beneficiary.

At December 31, 2012, we had loans and/or equity investments in certain VIEs, which are also tenants of our facilities (including but not limited to Ernest, Monroe and Vibra). We have determined that we are not the primary beneficiary of these VIEs. The carrying value and classification of the related assets and maximum exposure to loss as a result of our involvement with these VIEs are presented below at December 31, 2012 (in thousands):

VIE Type	Maximum Loss Exposure(1)	Asset Type Classification	Carrying Amount(2)
Loans, net	$ 272,454	Mortgage and Other loans	$ 228,831
Equity investments	$ 18,293	Other assets	$ 5,341

(1) Our maximum loss exposure related to loans with VIEs represents our current aggregate gross carrying value of the loan plus accrued interest and any other related assets (such as rents receivable), less any liabilities. Our maximum loss exposure related to our equity investment in VIEs represent the current carrying values of such investment plus any other related assets (such as rent receivables) less any liabilities.
(2) Carrying amount reflects the net book value of our loan or equity interest only in the VIE.

For the VIE types above, we do not consolidate the VIE because we do not have the ability to control the activities (such as the day-to-day healthcare operations of our borrowers or investees) that most significantly impact the VIE's economic performance. As of December 31, 2012, we were not required to provide financial support through a liquidity arrangement or otherwise to our unconsolidated VIEs, including circumstances in which it could be exposed to further losses (e.g., cash short falls).

Typically, our loans are collateralized by assets of the borrower (some assets of which are on the premises of facilities owned by us) and further supported by limited guarantees made by certain principals of the borrower.

See Note 3 for additional description of the nature, purpose and activities of our more significant VIEs and interests therein.

Investments in Unconsolidated Entities: Investments in entities in which we have the ability to influence (but not control) are typically accounted for by the equity method. Under the equity method of accounting, our share of the investee's earnings or losses are included in our consolidated results of operations, and we have elected to record our share of such investee's earnings or losses on a 90-day lag basis. The initial carrying value of investments in unconsolidated entities is based on the amount paid to purchase the interest in the investee entity. To the extent that our cost basis is different from the basis reflected at the investee entity level, the basis difference is generally amortized over the lives of the related assets and liabilities, and such amortization is included in our share of equity in earnings of the investee. We evaluate our equity method investments for impairment based upon a comparison of the fair value of the equity method investment to its carrying value. If we determine a decline in the fair value of an investment in an unconsolidated investee entity below its carrying value is other-than-temporary, an impairment is recorded.

Cash and Cash Equivalents: Certificates of deposit, short-term investments with original maturities of three months or less and money-market mutual funds are considered cash equivalents. The majority of our cash and cash equivalents are held at major commercial banks which at times may exceed the Federal Deposit Insurance Corporation limit. We have not experienced any losses to date on our invested cash. Cash and cash equivalents which have been restricted as to its use are recorded in other assets.

Revenue Recognition: We receive income from operating leases based on the fixed, minimum required rents (base rents) per the lease agreements. Rent revenue from base rents is recorded on the straight-line method over the terms of the related lease agreements for new leases and the remaining terms of existing leases for acquired properties. The straight-line method records the periodic average amount of base rent earned over the term of a lease, taking into account contractual rent increases over the lease term. The straight-line method typically has the effect of recording more rent revenue from a lease than a tenant is required to pay early in the term of the lease. During the later parts of a lease term, this effect reverses with less rent revenue recorded than a tenant is required to pay. Rent revenue as recorded on the straight-line method in the consolidated statements of income is presented as two amounts: billed rent revenue and straight-line revenue. Billed rent revenue is the amount of base rent actually billed to the customer each period as required by the lease. Straight-line rent revenue is the difference between rent revenue earned based on the straight-line method and the amount recorded as billed rent revenue. We record the difference between base rent revenues earned and amounts due per the respective lease agreements, as applicable, as an increase or decrease to straight-line rent receivable.

Certain leases provide for additional rents contingent upon a percentage of the tenant's revenue in excess of specified base amounts/thresholds (percentage rents). Percentage rents are recognized in the period in which revenue thresholds are met. Rental payments received prior to their recognition as income are classified as deferred revenue. We may also receive additional rent (contingent rent) under some leases when the U.S. Department of Labor consumer price index exceeds the annual minimum percentage increase in the lease. Contingent rents are recorded as billed rent revenue in the period earned.

We use direct finance lease accounting ("DFL") to record rent on certain leases deemed to be financing leases rather than operating leases. For leases accounted for as DFLs, the future minimum lease payments are recorded as a receivable. Unearned income represents the net investment in the DFL, less the sum of minimum lease payments receivable and the estimated residual values of the leased properties. Unearned income is deferred and amortized to income over the lease terms to provide a constant yield when collectability of the lease payments is reasonably assured. Investments in DFLs are presented net of unamortized and unearned income.

In instances where we have a profits or equity interest in our tenant's operations, we record revenue equal to our percentage interest of the tenant's profits, as defined in the lease or tenant's operating agreements, once annual thresholds, if any, are met.

We begin recording base rent income from our development projects when the lessee takes physical possession of the facility, which may be different from the stated start date of the lease. Also, during construction of our development projects, we are generally entitled to accrue rent based on the cost paid during the construction period (construction period rent). We accrue construction period rent as a receivable and deferred revenue during the construction period. When the lessee takes physical possession of the facility, we begin recognizing the accrued construction period rent on the straight-line method over the remaining term of the lease.

We receive interest income from our tenants/borrowers on mortgage loans, working capital loans, and other long-term loans. Interest income from these loans is recognized as earned based upon the principal outstanding and terms of the loans.

Commitment fees received from development and leasing services for lessees are initially recorded as deferred revenue and recognized as income over the initial term of a lease to produce a constant effective yield on the lease (interest method). Commitment and origination fees from lending services are also recorded as deferred revenue and recognized as income over the life of the loan using the interest method.

Tenant payments for certain taxes, insurance, and other operating expenses related to our facilities (most of which are paid directly by our tenants to the government or related vendor) are recorded net of the respective expense as generally our leases are "triple-net" leases, with terms requiring such expenses to be paid by our tenants. Failure on the part of our tenants to pay such expense or to pay late would result in a violation of the lease agreement, which could lead to an event of default, if not cured.

Acquired Real Estate Purchase Price Allocation: We allocate the purchase price of acquired properties to net tangible and identified intangible assets acquired based on their fair values. In making estimates of fair values for purposes of allocating purchase prices of acquired real estate, we utilize a number of sources, from time to time, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property and other market data. We also consider information obtained about each property as a result of our pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired.

We record above-market and below-market in-place lease values, if any, for our facilities, which are based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. We amortize any resulting capitalized above-market lease values as a reduction of rental income over the remaining non-cancelable terms of the respective leases. We amortize any resulting capitalized below-market lease values as an increase to rental income over the initial term and any fixed-rate renewal periods in the respective leases.

We measure the aggregate value of other lease intangible assets acquired based on the difference between (i) the property valued with new or in-place leases adjusted to market rental rates and (ii) the property valued as if vacant. Management's estimates of value are made using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis). Factors considered by management in our analysis include an estimate of carrying costs during hypothetical expected lease-up periods, considering current market conditions, and costs to execute similar leases. We also consider information obtained about each targeted facility as a result of our pre-acquisition due diligence, marketing, and leasing activities in estimating the fair value of the intangible assets acquired. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, which we expect to be about six months, depending on specific local market conditions. Management also estimates costs to execute similar leases including leasing commissions, legal costs, and other related expenses to the extent that such costs are not already incurred in connection with a new lease origination as part of the transaction.

Other intangible assets acquired, may include customer relationship intangible values which are based on management's evaluation of the specific characteristics of each prospective tenant's lease and our overall relationship with that tenant. Characteristics to be considered by management in allocating these values include the nature and extent of our existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality and expectations of lease renewals, including those existing under the terms of the lease agreement, among other factors.

We amortize the value of in-place leases, if any, to expense over the initial term of the respective leases. The value of customer relationship intangibles is amortized to expense over the initial term and any renewal periods in the respective leases, but in no event will the amortization period for intangible assets exceed the remaining depreciable life of the building. If a lease is terminated, the unamortized portion of the in-place lease value and customer relationship intangibles are charged to expense.

Real Estate and Depreciation: Real estate, consisting of land, buildings and improvements, are recorded at cost. Although typically paid by our tenants, any expenditures for ordinary maintenance and repairs that we pay are expensed to operations as incurred. Significant renovations and improvements which improve and/or extend the useful life of the asset are capitalized and depreciated over their estimated useful lives. We record impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets, including an estimated liquidation amount, during the expected holding periods are less than the carrying amounts of those assets. Impairment losses are measured as the difference between carrying value and fair value of assets. For assets held for sale, we cease recording depreciation expense and adjust the assets' value to the lower of its carrying value or fair value, less cost of disposal. Fair value is based on estimated cash flows discounted at a risk-adjusted rate of interest. We classify real estate assets as held for sale when we have commenced an active program to sell the assets, and in the opinion of management, it is probable the asset will be sold within the next 12 months. We record the results of operations from material property sales or planned sales (which include real property, loans and any receivables) as discontinued operations in the consolidated statements of income for all periods presented if we do not have any continuing involvement with the property subsequent to its sale. Results of discontinued operations include interest expense from debt which specifically collateralizes the property sold or held for sale.

Construction in progress includes the cost of land, the cost of construction of buildings, improvements and fixed equipment, and costs for design and engineering. Other costs, such as interest, legal, property taxes and corporate project supervision, which can be directly associated with the project during construction, are also included in construction in progress. We commence capitalization of costs associated with a development project when the development of the future asset is probable and activities necessary to get the underlying property ready for its intended use have been initiated. We stop the capitalization of costs when the property is substantially complete and ready for its intended use.

Depreciation is calculated on the straight-line method over the weighted average useful lives of the related real estate and other assets, as follows:

Buildings and improvements	37.4 years
Tenant lease intangibles	15.7 years
Leasehold improvements	21.9 years
Furniture, equipment and other	9.5 years

Losses from Rent Receivables: For all leases, we continuously monitor the performance of our existing tenants including, but not limited to,: admission levels and surgery/procedure volumes by type; current operating margins; ratio of our tenant's operating margins both to facility rent and to facility rent plus other fixed costs; trends in revenue and patient mix; and the effect of evolving healthcare regulations on tenant's profitability and liquidity.

Losses from Operating Lease Receivables: We utilize the information above along with the tenant's payment and default history in evaluating (on a property-by-property basis) whether or not a provision for losses on outstanding rent receivables is needed. A provision for losses on rent receivables (including straight-line rent receivables) is ultimately recorded when it becomes probable that the receivable will not be collected in full. The provision is an amount which reduces the receivable to its estimated net realizable value based on a determination of the eventual amounts to be collected either from the debtor or from existing collateral, if any.

Losses on DFL Receivables: Allowances are established for DFLs based upon an estimate of probable losses for the individual DFLs deemed to be impaired. DFLs are impaired when it is deemed probable that we will be unable to collect all amounts due in accordance with the contractual terms of the lease. Like operating lease receivables, the need for an allowance is based upon our assessment of the lessee's overall financial condition; economic resources and payment record; the prospects for support from any financially responsible guarantors; and, if appropriate, the realizable value of any collateral. These estimates consider all available evidence including the expected future cash flows discounted at the DFL's effective interest rate, fair value of collateral, and other relevant factors, as appropriate. DFLs are placed on non-accrual status when we determine that the collectability of contractual amounts is not reasonably assured. While on non-accrual status, we generally account for the DFLs on a cash basis, in which income is recognized only upon receipt of cash.

Loans: Loans consist of mortgage loans, working capital loans and other long-term loans. Mortgage loans are collateralized by interests in real property. Working capital and other long-term loans are generally collateralized by interests in receivables and corporate and individual guarantees. We record loans at cost. We evaluate the collectability of both interest and principal on a loan-by-loan basis (using the same process as we do for assessing the collectability of rents) to determine whether they are impaired. A loan is considered impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the existing contractual terms. When a loan is considered to be impaired, the amount of the allowance is calculated by comparing the recorded investment to either the value determined by discounting the expected future cash flows using the loan's effective interest rate or to the fair value of the collateral if the loan is collateral dependent. When a loan is deemed to be impaired, we generally place the loan on non-accrual status and record interest income only upon receipt of cash.

Earnings Per Share: Basic earnings per common share is computed by dividing net income applicable to common shares by the weighted number of shares of common stock outstanding during the period. Diluted earnings per common share is calculated by including the effect of dilutive securities.

Certain of our unvested restricted and performance stock awards contain non-forfeitable rights to dividends, and accordingly, these awards are deemed to be participating securities. These participating securities are included in the earnings allocation in computing both basic and diluted earnings per common share.

Income Taxes: We conduct our business as a real estate investment trust ("REIT") under Sections 856 through 860 of the Internal Revenue Code. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute to stockholders at least 90% of our REIT's ordinary taxable income. As a REIT, we generally are not subject to federal income tax on taxable income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost, unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we intend to operate in such a manner so that we will remain qualified as a REIT for federal income tax purposes.

Our financial statements include the operations of taxable REIT subsidiaries ("TRS"), including MPT Development Services, Inc. ("MDS") and MPT Covington TRS, Inc. ("CVT"), along with 25 others, which are single member LLCs that are disregarded for tax purposes and are reflected in the tax returns of MDS. Our TRS entities are not entitled to a dividends paid deduction and are subject to federal, state, and local income taxes. Our TRS entities are authorized to provide property development, leasing, and management services for third-party owned properties, and they make loans to and/or investments in our lessees.

Given our income tax expense is typically not significant, we record such expense along with related penalties and interest, if any, in general and administrative expenses.

Stock-Based Compensation: We currently sponsor the Second Amended and Restated Medical Properties Trust, Inc. 2004 Equity Incentive Plan (the "Equity Incentive Plan") that was established in 2004. Awards of restricted stock, stock options and other equity-based awards with service conditions are amortized to compensation expense over the vesting periods which generally range from three to seven years, using the straight-line method. Awards of deferred stock units vest when granted and are charged to expense at the date of grant. Awards that contain market conditions are amortized to compensation expense over the derived vesting periods, which correspond to the periods over which we estimate the awards will be earned, which generally range from three to seven years, using the straight-line method. Awards with performance conditions are amortized using the straight-line method over the service period in which the performance conditions are measured, adjusted for the probability of achieving the performance conditions.

Deferred Costs: Costs incurred prior to the completion of offerings of stock or other capital instruments that directly relate to the offering are deferred and netted against proceeds received from the offering. External costs incurred in connection with anticipated financings and refinancings of debt are generally capitalized as deferred financing costs in other assets and amortized over the lives of the related loans as an addition to interest expense. For debt with defined principal re-payment terms, the deferred costs are amortized to produce a constant effective yield on the loan (interest method). For debt without defined principal repayment terms, such as revolving credit agreements, the deferred costs are amortized on the straight-line method over the term of the debt. Leasing commissions and other leasing costs directly attributable to tenant leases are capitalized as deferred leasing costs and amortized on the straight-line method over the terms of the related lease agreements. Costs identifiable with loans made to borrowers are recognized as a reduction in interest income over the life of the loan.

Derivative Financial Investments and Hedging Activities: During our normal course of business, we may use certain types of derivative instruments for the purpose of managing interest rate risk. We record our derivative and hedging instruments at fair value on the balance sheet. Changes in the estimated fair value of derivative instruments that are not designated as hedges or that do not meet the criteria for hedge accounting are recognized in earnings. For derivatives designated as cash flow hedges, the change in the estimated fair value of the effective portion of the derivative is recognized in accumulated other comprehensive income (loss), whereas the change in the estimated fair value of the ineffective portion is recognized in earnings. For derivatives designated as fair value hedges, the change in the estimated fair value of the effective portion of the derivatives offsets the change in the estimated fair value of the hedged item, whereas the change in the estimated fair value of the ineffective portion is recognized in earnings.

To qualify for hedge accounting, we formally document all relationships between hedging instruments and hedged items, as well as our risk management objective and strategy for undertaking the hedge prior to entering into a derivative transaction. This process includes specific identification of the hedging instrument and the hedge transaction, the nature of the risk being hedged and how the hedging instrument's effectiveness in hedging the exposure to the hedged transaction's variability in cash flows attributable to the hedged risk will be assessed. Both at the inception of the hedge and on an ongoing basis, we assess whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows or fair values of hedged items. In addition, for cash flow hedges, we assess whether the underlying forecasted transaction will occur. We discontinue hedge accounting if a derivative is not determined to be highly effective as a hedge or that is probable that the underlying forecasted transaction will not occur.

Exchangeable Senior Notes: In 2008, we issued exchangeable senior notes that, based upon the occurrence of specified events, are exchangeable for cash up to their principal amount and our common shares for the remainder of the exchange value in excess, if any, of the principal amount. The initial proceeds from the issuance of the exchangeable senior notes are required to be allocated between a liability component and an equity component such that the interest expense on the exchangeable senior notes is not recorded at the stated rate of interest but rather at an effective rate that reflects our borrowing rate on conventional debt at the date of issuance. We calculate the liability component of the exchangeable senior notes based on the present value of the contractual cash flows discounted at a comparable market rate for conventional debt at the date of issuance. The difference between the principal amount and the fair value of the liability component is reported as a discount on the exchangeable senior notes that is accreted as additional interest expense from the issuance date through the contractual maturity date using the effective interest method. The liability component of the exchangeable senior notes is reported net of discounts on our consolidated balance sheets. We calculate the equity component of the exchangeable senior notes based on the difference between the initial proceeds received from the issuance of the exchangeable senior notes and the fair value of the liability component at the issuance date. The equity component is included in additional paid-in-capital, net of issuance costs, on our consolidated balance sheets. We allocate issuance costs for exchangeable senior notes between the liability and the equity components based on their relative values.

Fair Value Measurement: We measure and disclose the estimated fair value of financial assets and liabilities utilizing a hierarchy of valuation techniques based on whether the inputs to a fair value measurement are considered to be observable or unobservable in a marketplace. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. This hierarchy requires the use of observable market data when available. These inputs have created the following fair value hierarchy:

Level 1 — quoted prices for identical instruments in active markets;
Level 2 — quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and
Level 3 — fair value measurements derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

We measure fair value using a set of standardized procedures that are outlined herein for all assets and liabilities which are required to be measured at their estimated fair value on either a recurring or non-recurring basis. When available, we utilize quoted market prices from an independent third party source to determine fair value and classify such items in Level 1. In some instances where a market price is available, but the instrument is in an inactive or over-the-counter market, we consistently apply the dealer (market maker) pricing estimate and classify the asset or liability in Level 2.

If quoted market prices or inputs are not available, fair value measurements are based upon valuation models that utilize current market or independently sourced market inputs, such as interest rates, option volatilities, credit spreads, market capitalization rates, etc. Items valued using such internally-generated valuation techniques are classified according to the lowest level input that is significant to the fair value measurement. As a result, the asset or liability could be classified in either Level 2 or 3 even though there may be some significant inputs that are readily observable. Internal fair value models and techniques used by us include discounted cash flow and Monte Carlo valuation models. We also consider our counterparty's and own credit risk on derivatives and other liabilities measured at their estimated fair value.

Fair Value Option Election: For our equity interest in Ernest and related loans (as more fully described in Note 3), we have elected to account for these investments at fair value due to the size of the investments and because we believe this method is more reflective of current values. We have not made a similar election for other equity interest or loans made in or prior to 2012.

Recent Accounting Developments: In January 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2013-02, *Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income* ("ASU 2013-02"). The amendments in this update require an entity to provide information about the amounts reclassified from accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the income statement or in the notes, significant amounts reclassified from accumulated other comprehensive income by the net income line item. We do not expect the adoption of ASU 2013-02 on January 1, 2013 to have an impact on its consolidated financial position or results of operations.

In July 2012, the FASB issued ASU No. 2012-02, *Testing Indefinite-Lived Intangible Assets for Impairment* ("ASU 2012-02"). The amendments in this update provide an entity with the option to make a qualitative assessment about the likelihood that an indefinite-lived intangible asset is impaired to determine whether it should perform a quantitative impairment test. The adoption of ASU 2012-02 on January 1, 2013, did not have an impact on our consolidated financial position or results of operations.

Reclassifications: Certain reclassifications have been made to the consolidated financial statements to conform to the 2012 consolidated financial statement presentation. Assets sold or held for sale have been reclassified to Real Estate Held for Sale on the consolidated balance sheets and related operating results have been reclassified from continuing operations to discontinued operations (see Note 11).

3. Real Estate and Loans Receivable

Acquisitions

We acquired the following assets:

	2012	2011	2010
	(Amounts in thousands)		
Land	$ 518	$ 19,705	$ 8,227
Buildings	8,942	220,769	119,626
Intangible lease assets-subject to amortization (weighted average useful life 15.0 years in 2012 and 13.9 years in 2011)	1,040	20,630	9,955
Net investments in direct financing leases	310,000	–	–
Mortgage loans	200,000	–	–
Other loans	95,690	27,283	–
Equity investments	5,300	5,168	–
Total assets acquired	$ 621,490	$ 293,555	$ 137,808
Total liabilities assumed	–	(14,592)	–
Net assets acquired	$ 621,490	$ 278,963	$ 137,808

2012 Activity

On February 29, 2012, we made loans to and acquired assets from Ernest for a combined purchase price and investment of $396.5 million, consisting of $200 million to purchase real estate assets, a first mortgage loan of $100 million, an acquisition loan for $93.2 million and an equity contribution of $3.3 million ("Ernest Transaction").

Real Estate Acquisition and Mortgage Loan Financing

Pursuant to a definitive real property asset purchase agreement (the "Purchase Agreement"), we acquired from Ernest and certain of its subsidiaries (i) a portfolio of five rehabilitation facilities (including a ground lease interest relating to a community-based acute rehabilitation facility in Wyoming), (ii) seven long-term acute care facilities located in seven states and (iii) undeveloped land in Provo, Utah (collectively, the "Acquired Facilities") for an aggregate purchase price of $200 million, subject to certain adjustments. The Acquired Facilities are leased to subsidiaries of Ernest pursuant to a master lease agreement. The master lease agreement has a 20-year term with three five-year extension options and provides for an initial rental rate of 9%, with consumer price-indexed increases, limited to a 2% floor and 5% ceiling annually thereafter. In addition, we made Ernest a $100 million loan secured by a first mortgage interest in four subsidiaries of Ernest, which has terms similar to the leasing terms described above.

Acquisition Loan and Equity Contribution

Through an affiliate of one of our TRSs, we made investments of approximately $96.5 million in Ernest Health Holdings, LLC ("Ernest Holdings"), which is the owner of Ernest. These investments, which are structured as a $93.2 million loan and a $3.3 million equity contribution generally provide that we will receive a preferential return of 15% of the loan amount and approximately 79% of the remaining earnings of Ernest. Ernest is required to pay us a minimum of 6% and 7% of the loan amount in years one and two, respectively, and 10% thereafter, although there are provisions in the loan agreement that are expected to result in full payment of the 15% preference when funds are sufficient. Any of the 15% in excess of the minimum that is not paid will be accrued and paid upon the occurrence of a capital or liquidity event and is payable at maturity. The loan may be prepaid without penalty at any time.

On July 3, 2012, we funded a $100 million mortgage loan secured by the real property of Centinela Hospital Medical Center. Centinela is a 369 bed acute care facility that is operated by Prime. This mortgage loan is cross-defaulted with other mortgage loans to Prime and certain master lease agreements. The initial term of this mortgage loan runs through 2022.

On September 19, 2012, we acquired the real estate of the 380 bed St. Mary's Regional Medical Center, an acute care hospital in Reno, Nevada for $80 million and the real estate of the 140 bed Roxborough Memorial Hospital in Pennsylvania for $30 million. The acquired facilities are leased to Prime pursuant to a master lease agreement, which is more fully described below in the Leasing Operations section.

On December 14, 2012, we acquired the real estate of a 40 bed long-term acute care hospital in Hammond, Louisiana for $10.5 million and leased the facility to the operator under a 15-year lease, with three five-year extension options. The rent escalates annually based on consumer price indexed increases. As part of this transaction, we made a secured working capital loan of $2.0 million as well as a revolving loan of up to $2.5 million. In addition, we made a $2.0 million equity investment for a 25% equity ownership in the operator of this facility.

From the respective acquisition dates, these 2012 acquisitions contributed $46.3 million and $46.1 million of revenue and income (excluding related acquisition expenses) for the period ended December 31, 2012. In addition, we incurred $5.4 million of acquisition related expenses in 2012, of which $5.1 million related to acquisitions consummated as of December 31, 2012.

2011 Activity

On January 4, 2011, we acquired the real estate of the 19-bed, 4-year old Gilbert Hospital in a suburb of Phoenix, Arizona area for $17.1 million. Gilbert Hospital is operated by affiliates of Visionary Health, LLC, the same group that operates our Florence, Arizona facility. We acquired this asset subject to an existing lease that expires in May 2022. The lease contains three five-year extension options, and the rent escalates annually at 2.5%.

On January 31, 2011, we acquired for $23.5 million the real estate of the 60-bed Atrium Medical Center at Corinth in the Dallas area, a long-term acute care hospital that was completed in 2009 and is subject to a lease that expires in June 2024. The lease has an initial term of 15 years, contains two ten-year extension options, and the rent escalates annually based on consumer price indexed increases and to be not less than 1% or greater than 5%. In addition, through one of our affiliates, we invested $1.3 million to acquire approximately 19% of a joint venture arrangement with an affiliate of Vibra Healthcare, LLC ("Vibra") that will manage and has acquired a 51% interest in the operations of the facility. We also made a $5.2 million working capital loan to the joint venture. The former operators of the hospital, comprised primarily of local physicians, retained ownership of 49% of the operating entity.

On February 4, 2011, we purchased for $58 million the real estate of Bayonne Medical Center, a 6-story, 278-bed acute care hospital in the New Jersey area of metropolitan New York, and leased the facility to the operator under a 15-year lease, with six five-year extension options. The rent escalates annually based on consumer price indexed increases. The operator is an affiliate of a private hospital operating company that acquired the hospital in 2008.

On February 9, 2011, we acquired the real estate of the 306-bed Alvarado Hospital in San Diego, California for $70 million from Prime Healthcare Services, Inc. ("Prime"). Prime is the operator of the facility.

On February 14, 2011, we completed the acquisition of the Northland LTACH Hospital located in Kansas City, a 35-bed hospital that opened in April 2008 and has a lease that expires in 2028. The lease contains three five-year extension options, and the rent increases annually at 2.75%. This hospital is currently being operated by Kindred Healthcare Inc. The purchase price of this hospital was $19.5 million, which included the assumption of a $15 million existing mortgage loan that matures in January 2018.

On July 18, 2011, we acquired the real estate of the 40-bed Vibra Specialty Hospital of DeSoto in Desoto, Texas for $13.0 million. This long-term acute care facility is leased to a subsidiary of Vibra for a fixed term of 15 years with three five-year extension options. Rent escalates annually based on consumer priced indexed increases. In addition, we made a $2.5 million equity investment in the operator of this facility for a 25% equity ownership.

On September 30, 2011, we purchased the real estate of a 40-bed long-term acute care facility in New Braunfels, Texas for $10.0 million. This facility is leased to an affiliate of Post Acute Medical, LLC for a fixed term of 15 years with three five-year extension options. Rent escalates annually based on consumer priced indexed increases. In addition, we made a $1.4 million equity investment for a 25% equity ownership in the operator of this facility and funded a $2.0 million working capital loan.

On October 14, 2011, we entered into agreements with a joint venture of Emerus Holding, Inc. and Baptist Health System, to acquire, provide for development funding and lease three acute care hospitals for $30.0 million in the suburban markets of San Antonio, Texas. The three facilities are subject to a master lease structure with an initial term of 15 years and three five-year extension options. Rent escalates annually based on consumer priced indexed increases and to be not less than one percent or greater than three percent. See section titled "Development Activities" for update on the status of these properties.

On November 4, 2011, we made investments in Hoboken University Medical Center in Hoboken, New Jersey, a 350-bed acute care facility. The total investment for this transaction was $75.0 million, comprising $50.0 million for the acquisition of an 100% ownership of the real estate, a secured working capital loan of up to $20.0 million ($15.1 million outstanding at December 31, 2012), and the purchase of a $5.0 million convertible note, which provides us with the option to acquire up to 25% of the hospital operator. The lease with the tenant has an initial term of 15 years, contains six five-year extension options, and the rent escalates annually based on consumer price indexed increases.

From the respective acquisition dates in 2011 through that year-end, these 2011 acquisitions contributed $21.2 million of revenue and $14.1 million of income (excluding related acquisition expenses). In addition, we incurred $4.2 million in acquisition related expenses in 2011, of which $1.9 million related to acquisitions consummated as of December 31, 2011.

2010 Activity

On June 17, 2010, we acquired three inpatient rehabilitation hospitals in Texas for an aggregate purchase price of $74 million. The properties acquired had existing leases in place, which we assumed, that have initial terms expiring in 2033. Each lease may, subject to conditions, be renewed by the operator for two additional ten-year terms.

In the fourth quarter of 2010, we acquired two long-term acute care hospital facilities in Texas for an aggregate purchase price of $64 million. The properties acquired had existing leases in place which we assumed. The Triumph Hospital Clear Lake, a 110-bed facility that opened in 2005, is subject to a lease maturing in 2025 and can be renewed by the lessee for two five-year terms. Triumph Hospital Tomball, a 75-bed facility that opened in August 2006, is subject to a lease that matures in 2026 and can be renewed by the lessee for two five-year terms.

From the respective acquisition dates in 2010 through that year-end, these 2010 acquisitions contributed $4.3 million of revenue and $3.4 million of income. In addition, we incurred approximately $2.0 million in acquisition related expenses in 2010, of which approximately $1.1 million related to acquisitions consummated as of December 31, 2010.

The results of operations for each of the properties acquired in 2012 and 2011 are included in our consolidated results from the effective date of each acquisition. The following table sets forth certain unaudited pro forma consolidated financial data for 2012 and 2011, as if each acquisition was consummated on the same terms at the beginning of 2011 and 2010, respectively. Supplemental pro forma earnings were adjusted to exclude $5.1 million and $1.9 million of acquisition-related costs on these consummated deals incurred during 2012 and 2011, respectively (dollar amounts in thousands except per share data).

	2012	2011
Total revenues	$ 224,796	$ 213,642
Net income	113,450	81,744
Net income per share	$ 0.84	$ 0.60

Development Activities

On December 20, 2012, we entered into an agreement to finance the development of and lease an acute care facility in Altoona, Wisconsin for $33.5 million, which will be leased to an affiliate of National Surgical Hospitals. The facility is expected to be completed in the first quarter of 2014. We have funded $0.3 million through the end of 2012.

On October 1, 2012, we agreed to fund the construction of an inpatient rehabilitation hospital in Spartanburg, South Carolina that will be operated by Ernest. The estimated cost for the development is $18 million, and the construction is expected to be completed by the third quarter of 2013. We have funded $3.7 million through the end of 2012.

On June 13, 2012, we entered into an agreement with Ernest to fund the development of and lease a 40-bed rehabilitation hospital in Lafayette, Indiana. Total development cost is expected to be $16.6 million and the facility is set to open in the 2013 first quarter. We have funded $13.3 million through the end of 2012.

On May 4, 2012, we amended the current lease on our Victoria, Texas facility with Post Acute Medical to extend the current lease term to 2028, and we agreed to develop and lease a 26-bed facility next to the existing facility. The facilities will be operated as separate LTACH and rehabilitation hospitals. Total development cost of the new facility is estimated to be $9.4 million and it is expected to be completed in the third quarter of 2013. We have funded $1.9 million through the end of 2012.

On March 1, 2012, we received a certificate of occupancy for our recently constructed Florence acute care facility near Phoenix, Arizona. With this, we started recognizing rent on this facility in March 2012. During the construction period, we accrued and deferred rent based on the cost paid during the construction period. In March 2012, we began recognizing a portion of the accrued construction period rent along with interest on the unpaid amount. This accrued construction period rent will be recognized in our income statement and paid over the 25 year lease term. Land and building costs associated with this property approximates $30 million.

On October 1, 2012, we received a certificate of occupancy for one of the Emerus facilities. With this, we started recognizing and collecting rent in October 2012. Land and building costs associated with this property approximate $7.6 million. We expect the remaining facilities to be completed in the 2013 first quarter. Estimated remaining total development costs for the remaining two facilities approximate $3.7 million and $3.1 million. Through the end of 2012, $8.1 million and $10.9 million have been funded on those two properties.

In regard to our Twelve Oaks facility, re-development efforts continue; however approximately 55% of this facility became partially occupied as of February 20, 2013.

Disposals

On December 27, 2012, we sold our Huntington Beach facility for $12.5 million, resulting in a gain of $1.9 million. Due to this sale, we wrote-off $0.7 million of straight-line rent receivable.

During the third quarter of 2012, we entered into a definitive agreement to sell the real estate of two LTACH facilities, Thornton and New Bedford, to Vibra for total cash proceeds of $42 million. The sale of Thornton was completed on September 28, 2012, resulting in a gain of $8.4 million. Due to this sale, we wrote-off $1.6 million in straight-line rent receivables. The sale of New Bedford was completed on October 22, 2012, resulting in a gain of $7.2 million. Associated with this sale, we wrote-off $4.1 million in straight-line rent receivables in the fourth quarter 2012.

On August 21, 2012, we sold our Denham Springs facility for $5.2 million, resulting in a gain of $0.3 million.

On June 15, 2012, we sold the HealthSouth Rehabilitation Hospital of Fayetteville in Fayetteville, Arkansas for $16 million, resulting in a loss of $1.4 million. In connection with this sale, HealthSouth Corporation agreed to extend the lease on our Wichita, Kansas property, which is now set to end in March 2022.

On December 30, 2011, we sold Sherman Oaks Hospital in Sherman Oaks, California to Prime for $20.0 million, resulting in a gain of $3.1 million. Due to this sale, we wrote-off $1.2 million in straight-line rent receivables.

On December 30, 2011, we sold Mountain View Regional Rehabilitation Hospital in Morgantown, West Virginia to HealthSouth Corporation for $21.1 million, resulting in a gain of $2.3 million.

In the fourth quarter 2010, we sold the real estate of our Montclair Hospital, an acute care medical center to Prime for proceeds of $20.0 million. We realized a gain on the sale of $2.2 million. Due to this sale, we wrote-off $1.0 million in straight-line rent receivables.

In October 2010, we sold the real estate of our Sharpstown facility in Houston, Texas to a third party for net proceeds of $2.7 million resulting in a gain of $0.7 million.

In the second quarter 2010, we sold the real estate of our Inglewood Hospital, a 369-bed acute care medical center located in Inglewood, California, to Prime Healthcare, for $75 million resulting in a gain of approximately $6 million.

In the fourth quarter of 2009, we sold the real estate asset of one acute care facility to Prime for proceeds of $15.0 million, and we realized a gain on the sale of $0.3 million.

For each of these disposals, the operating results of these facilities for the current and all prior periods have been included in discontinued operations, and we have reclassified the related real estate to Real Estate Held for Sale.

Intangible Assets

At December 31, 2012 and 2011, our intangible lease assets were $52.8 million ($40.5 million, net of accumulated amortization) and $51.2 million ($42.5 million, net of accumulated amortization), respectively.

We recorded amortization expense related to intangible lease assets of $3.9 million, $5.2 million, and $3.2 million in 2012, 2011, and 2010, respectively, and expect to recognize amortization expense from existing lease intangible assets as follows: (amounts in thousands)

For the Year Ended December 31:	
2013	$ 3,351
2014	3,286
2015	3,097
2016	3,055
2017	3,046

As of December 31, 2012, capitalized lease intangibles have a weighted average remaining life of 14.1 years.

Leasing Operations

All of our leases are accounted for as operating leases except we are accounting for the master lease of 12 Ernest facilities and our Roxborough and Reno facilities as DFLs. The components of our net investment in DFLs consisted of the following (dollars in thousands):

	As of December 31, 2012
Minimum lease payments receivable	$ 1,277,923
Estimated residual values	201,283
Less unearned income	(1,164,794)
Net investment in direct financing leases	$ 314,412

Minimum rental payments due to us in future periods under operating leases and DFL, which have non-cancelable terms extending beyond one year at December 31, 2012, are as follows: (amounts in thousands)

	Total Under Operating Leases	Total Under DFL	Total
2013	$ 119,602	$ 30,071	$ 149,673
2014	118,150	30,672	148,822
2015	115,535	31,285	146,820
2016	115,976	31,911	147,887
2017	115,523	32,549	148,072
Thereafter	811,528	393,545	1,205,073
	$ 1,396,314	$ 550,033	$ 1,946,347

On July 3, 2012, we entered into master lease agreements with certain subsidiaries of Prime, which replaced the then current leases with the same tenants covering the same properties. The master leases are for 10 years and contain two renewal options of five years each. The initial lease rate is generally consistent with the blended average rate of the prior lease agreements. However, the annual escalators, which in the prior leases were limited, have been increased to reflect 100% of consumer price index increases, along with a minimum floor. The master leases include repurchase options substantially similar to those in the prior leases, including provisions establishing minimum repurchase prices equal to our total investment.

In the 2011 fourth quarter, we consented to the sale by Vibra of its Dallas LTACH, for which we own the real estate to an affiliate of LifeCare Reit 2, Inc. ("LifeCare") and LifeCare executed a restated lease agreement. As a result of this transaction, we wrote off the related straight line rent receivables of $1.3 million and accelerated the amortization of the related lease intangibles resulting in $0.6 million of expense in the 2011 fourth quarter.

In September 2010, we exchanged properties with one of our tenants. In exchange for our acute care facility in Cleveland, Texas, we received a similar acute care facility in Hillsboro, Texas. The lease that was in place on our Cleveland facility was carried over to the new facility with no change in lease term or lease rate. This exchange was accounted for at fair value, resulting in a gain of $1.3 million (net of $0.2 million from the write-off of straight-line rent receivables).

In March 2010, we re-leased our Covington facility. The lease has a fixed term of 15 years with an option, at the lessee's discretion, to extend the term for three additional periods of five years each. Rent during 2010 was based on an annual rate of $1.4 million and, commencing on January 1, 2011, increases annually by 2%. At the end of each term, the tenant has the right to purchase the facility at a price generally equivalent to the greater of our undepreciated cost and fair market value. Separately, we also obtained an interest in the operations of the tenant whereby we may receive additional consideration based on the profitability of such operations.

In January 2009, the then-operator of our Bucks County facility gave notice of its intentions to close the facility. Although we were able to re-lease the facility in July 2009, we were owed outstanding rent from the previous owner. In the 2010 fourth quarter, we agreed to settle our $3.8 million claim of unpaid rent for $1.4 million resulting in a $2.4 million charge to earnings.

In the 2010 second quarter, Prime paid us $12 million in additional rent related to our Redding property. Of this $12 million in additional rent, $5.0 million has been recognized in income from lease inception through December 31, 2012, (including $1.2 million in each of 2012, 2011 and 2010) and we expect to recognize the remaining $7.0 million into income over the remainder of the initial lease term.

Monroe Facility

As of December 31, 2012, we have advanced $29.9 million to the operator/lessee of Monroe Hospital in Bloomington, Indiana pursuant to a working capital loan agreement, including $1.3 million in advances during 2012. In addition, as of December 31, 2012, we have $20.1 million of rent, interest and other charges owed to us by the operator, of which $5.8 million of interest receivables are significantly more than 90 days past due. Because the operator has not made all payments required by the working capital loan agreement and the related real estate lease agreement, we consider the loan to be impaired. During 2010, we recorded a $12 million impairment charge on the working capital loan and recorded a valuation allowance for unbilled straight-line rent in the amount of $2.5 million. We have not recognized any interest income on the Monroe loan since it was considered impaired and have not recorded any unbilled rent since 2010.

At December 31, 2012, our net investment (exclusive of the related real estate) of approximately $38 million is our maximum exposure to Monroe and the amount is deemed collectible/recoverable. In making this determination, we considered our first priority secured interest in approximately (i) $5 million in hospital patient receivables, (ii) cash balances of approximately $0.4 million, (iii) our assessment of the realizable value of our other collateral and (iv) continued improvement in operational revenue statistics compared to previous years. However, no assurances can be made that we will not have additional charges for further impairment of our working capital loan in the future.

On September 4, 2012, Monroe Hospital entered into a four-year agreement with St. Vincent Health, Inc. whereby St. Vincent will manage the operations of the hospital. At the same time we agreed with St. Vincent to exclusively negotiate the terms of a possible sale or lease of the hospital real estate by the end of such four year term. St. Vincent is a member of Ascension Health, the largest Catholic health care system in the country. However, there is no assurance that we will reach a satisfactory agreement with St.Vincent, and St. Vincent has certain rights to terminate the management agreement during the four year term.

Loans

The following is a summary of our loans (dollar amounts in thousands):

	As of December 31, 2012		As of December 31, 2011	
	Balance	Weighted Average Interest Rate	Balance	Weighted Average Interest Rate
Mortgage loans	$ 368,650	10.0%	$ 165,000	10.2%
Other loans	159,243	13.2%	74,839	10.5%
	$ 527,893		$ 239,839	

Our mortgage loans cover 9 of our properties with three operators. The increase from 2011 is primarily related to the $100 million loan to Ernest and $100 million to Prime for the Centinela property.

Including our working capital loans to Monroe, our other loans typically consist of loans to our tenants for acquisitions and working capital purposes. Our $93.2 million acquisition loan with Ernest and our Hoboken convertible loan are also included in other loans.

On March 1, 2012, pursuant to our convertible note agreement, we converted $1.6 million of our $5.0 million convertible note into a 9.9% equity interest in the operator of our Hoboken University Medical Center facility. At December 31, 2012, $3.4 million remains outstanding on the convertible note, and we retain the option, through November 2014, to convert this remainder into an additional 15.1% equity interest in the operator.

Concentration of Credit Risks

For the year ended December 31, 2012, revenue from affiliates of Ernest (including rent and interest from mortgage and acquisition loans) accounted for 18.6% of total revenue. From an investment concentration perspective, Ernest represented 18.2% of our total assets at December 31, 2012.

For the years ended December 31, 2012 and 2011, revenue from affiliates of Prime (including rent and interest from mortgage loans) accounted for 27.3% and 30.8%, respectively, of total revenue. From an investment concentration perspective, Prime represented 27.9% and 25.3% of our total assets at December 31, 2012 and December 31, 2011, respectively.

On an individual property basis, we had no investment of any single property greater than 5% of our total assets as of December 31, 2012.

From a geographic perspective, all of our properties are located in the United States with 24.0% of our total assets at December 31, 2012 located in California.

Related Party Transactions

Lease and interest revenue earned from tenants in which we have an equity interest in were $54.3 million, $5.5 million and $1.8 million in 2012, 2011 and 2010, respectively.

4. Debt

The following is a summary of debt (dollar amounts in thousands):

	As of December 31, 2012		As of December 31, 2011	
	Balance	Interest Rate	Balance	Interest Rate
Revolving credit facilities	$ 125,000	Variable	$ 89,600	Variable
2006 Senior Unsecured Notes	125,000	Various	125,000	Various
2011 Senior Unsecured Notes	450,000	6.875%	450,000	6.875%
2012 Senior Unsecured Notes	200,000	6.375%	—	
Exchangeable senior notes				
Principal amount	11,000	9.250%	11,000	9.250%
Unamortized discount	(37)		(180)	
	10,963		10,820	
Term loans	114,197	Various	14,429	6.200%
	$ 1,025,160		$ 689,849	

As of December 31, 2012, principal payments due on our debt (which exclude the effects of any discounts recorded) are as follows:

2013	$ 11,249
2014	265
2015	125,283
2016	225,299
2017	320
Thereafter	662,781
Total	$ 1,025,197

To help fund the 2012 acquisitions disclosed in Note 3, on February 17, 2012, we completed a $200 million offering of senior unsecured notes ("2012 Senior Unsecured Notes"), resulting in net proceeds, after underwriting discount, of $196.5 million. These 2012 senior unsecured notes accrue interest at a fixed rate of 6.375% per year and mature on February 15, 2022. The 2012 Senior Unsecured Notes include covenants substantially consistent with our 2011 Senior Unsecured Notes. In addition, on March 9, 2012, we closed on a $100 million senior unsecured term loan facility ("2012 Term Loan").

In April 2011, our Operating Partnership and a wholly-owned subsidiary of our Operating Partnership closed on an offering of $450 million unsecured senior notes ("2011 Senior Unsecured Notes") and used proceeds for general corporate purposes including paying off shorter-term debt. In the 2011 third quarter, we used proceeds from our 2011 senior unsecured notes offering to repurchase 86.6% of the outstanding 9.25% exchangeable senior notes due 2013 at a weighted average price of 118.4% of the principal amount (or $84.1 million) plus accrued and unpaid interest pursuant to a cash tender offer. In connection with these 2011 refinancing activities, we recognized charges of $14.2 million related to the write-off of previously deferred loan costs and discounts associated with the payoff of the debt instruments noted above.

Revolving Credit Facilities

In March 2012, we exercised the $70 million accordion feature on our unsecured revolving credit facility, increasing the capacity from $330 million to $400 million. The unsecured revolving credit facility matures in October 2015. The interest rate is (1) the higher of the "prime rate" or federal funds rate plus 0.5%, plus a spread initially set at 1.60%, but that is adjustable from 1.60% to 2.40% based on current total leverage, or (2) LIBOR plus a spread initially set at 2.60%, but that is adjustable from 2.60% to 3.40% based on current total leverage. Interest rate spread was 2.85% at December 31, 2012 and 2011. In addition to interest expense, we are required to pay a quarterly commitment fee on the undrawn portion of the revolving credit facility, ranging from 0.375% to 0.500% per year. At December 31, 2012 and 2011, our outstanding balance on the revolving credit facility was $125 million and $50 million, respectively. At December 31, 2012, our availability under our revolving credit facility was $275 million. The weighted average interest rate on this facility was 3.2% for 2012 and 2011, respectively.

In June 2007, we signed a collateralized revolving bank credit facility for up to $42 million. The terms were for five years with interest at the 30-day LIBOR plus 1.50% (1.80% at December 31, 2011). This facility had an outstanding balance of $39.6 million at December 31, 2011 and the facility expired in June 2012. At December 31, 2011, we had $0 million of availability under this revolving credit facility. The weighted-average interest rate on this revolving bank credit facility was 1.8% and 1.6% for 2012 and 2011, respectively.

2012 Senior Unsecured Notes

On February 17, 2012, we completed a $200 million offering of senior unsecured notes ("2012 Senior Unsecured Notes"), resulting in net proceeds, after underwriting discount, of $196.5 million. These 2012 senior unsecured notes accrue interest at a fixed rate of 6.375% per year and mature on February 15, 2022. Interest on these notes is payable semi-annually on February 15 and August 15 of each year. We may redeem some or all of the 2012 Senior Unsecured Notes at any time prior to February 15, 2017 at a "make-whole" redemption price. On or after February 15, 2017, we may redeem some or all of the 2012 Senior Unsecured Notes at a premium that will decrease over time, plus accrued and unpaid interest to, but not including, the redemption date. The 2012 Senior Unsecured Notes are guaranteed, jointly and severally, on an unsecured basis, by certain subsidiary guarantors. In the event of a Change of Control, each holder of the 2012 senior unsecured notes may require us to repurchase some or all of its 2012 senior unsecured notes at a repurchase price equal to 101% of the aggregate principal amount plus accrued and unpaid interest to the date of purchase.

2011 Senior Unsecured Notes

On April 26, 2011, our Operating Partnership and a wholly-owned subsidiary of our Operating Partnership closed on a private placement of $450 million aggregate principal amount of 6.875% Senior Notes due 2021 (the "2011 Senior Unsecured Notes") to qualified institutional buyers in reliance on Rule 144A under the Securities Act. The 2011 Senior Unsecured Notes were subsequently registered under the Securities

Act pursuant to an exchange offer. Interest on the 2011 Senior Unsecured Notes is payable semi-annually on May 1 and November 1 of each year. The 2011 Senior Unsecured Notes pay interest in cash at a rate of 6.875% per year and mature on May 1, 2021. We may redeem some or all of the 2011 Senior Unsecured Notes at any time prior to May 1, 2016 at a "make-whole" redemption price. On or after May 1, 2016, we may redeem some or all of the 2011 Senior Unsecured Notes at a premium that will decrease over time, plus accrued and unpaid interest to, but not including, the redemption date. The 2011 Senior Unsecured Notes are guaranteed, jointly and severally, on an unsecured basis, by the certain subsidiary guarantors. In the event of a Change of Control, each holder of the 2011 Senior Unsecured Notes may require us to repurchase some or all of its 2011 Senior Unsecured Notes at a repurchase price equal to 101% of the aggregate principal amount plus accrued and unpaid interest to the date of purchase.

2006 Senior Unsecured Notes

During 2006, we issued $125.0 million of Senior Unsecured Notes (the "2006 Senior Unsecured Notes"). The 2006 Senior Unsecured Notes were placed in private transactions exempt from registration under the Securities Act of 1933, as amended, (the "Securities Act"). One of the issuances of 2006 Senior Unsecured Notes totaling $65.0 million paid interest quarterly at a fixed annual rate of 7.871% through July 30, 2011, thereafter, at a floating annual rate of three-month LIBOR plus 2.30% and can be called at par value by us at any time. This portion of the 2006 Senior Unsecured Notes matures in July 2016. The remaining issuances of Senior Unsecured Notes paid interest quarterly at fixed annual rates ranging from 7.333% to 7.715% through October 30, 2011, thereafter, at a floating annual rate of three-month LIBOR plus 2.30% and can also called at par value by us at any time. These remaining notes mature in October 2016.

During the second quarter 2010, we entered into an interest rate swap to manage our exposure to variable interest rates by fixing $65 million of our $125 million Senior Notes, which started July 31, 2011 (date on which the interest rate turned variable) through maturity date (or July 2016), at a rate of 5.507%. We also entered into an interest rate swap to fix $60 million of 2006 Senior Unsecured Notes which started October 31, 2011 (date on which the related interest rate turned variable) through the maturity date (or October 2016) at a rate of 5.675%. At December 31, 2012 and 2011, the fair value of the interest rate swaps was $12.5 million and $12.2 million, respectively, which is reflected in accounts payable and accrued expenses on the consolidated balance sheets.

We account for our interest rate swaps as cash flow hedges. Accordingly, the effective portion of changes in the fair value of our swaps is recorded as a component of accumulated other comprehensive income/loss on the balance sheet and reclassified into earnings in the same period, or periods, during which the hedged transactions effects earnings, while any ineffective portion is recorded through earnings immediately. We did not have any hedge ineffectiveness from inception of our interest rate swaps through December 31, 2012 and therefore, there was no income statement effect recorded during the years ended December 31, 2012, 2011, and 2010. We do not expect any of the current losses included in accumulated other comprehensive loss to be reclassified into earnings in the next 12 months.

As noted above under the heading "Revolving Credit Facilities", our revolving credit facility went unsecured as of the end of June 2011. This change triggered a collateral posting event under our interest rate swap. At December 31, 2012 and 2011, we have posted $6.6 million and $6.3 million of collateral, respectively, which is reflected in other assets on our consolidated balance sheets.

Exchangeable Senior Notes

In March 2008, our Operating Partnership issued and sold, in a private offering, $75.0 million of Exchangeable Senior Notes (the "2008 Exchangeable Notes") and received proceeds of $72.8 million. In April 2008, the Operating Partnership sold an additional $7.0 million of the 2008 Exchangeable Notes (under the initial purchasers' overallotment option) and received proceeds of $6.8 million. The 2008 Exchangeable Notes pay interest semi-annually at a rate of 9.25% per annum and mature on April 1, 2013. The 2008 Exchangeable Notes have an initial exchange rate of 80.8898 shares of our common stock per $1,000 principal amount, representing an exchange price of $12.36 per common share. The initial exchange rate is subject to adjustment under certain circumstances. The 2008 Exchangeable Notes are exchangeable prior to the close of business on the second day immediately preceding the stated maturity date at any time beginning on January 1, 2013, and also upon the occurrence of specified events, for cash up to their principal amounts and our common shares for the remainder of the exchange value in excess of the principal amount. The 2008 Exchangeable Notes are senior unsecured obligations of the Operating Partnership, guaranteed by us.

In July 2011, we used a portion of the proceeds from the 2011 senior unsecured notes to repurchase 85% of the outstanding 2008 Exchangeable Notes at a price of 118.5% of the principal amount plus accrued and unpaid interest (or $84.2 million) pursuant to a cash tender offer. Additionally, in August 2011, we repurchased $1.5 million of the outstanding 2008 Exchangeable Notes in the open market. The outstanding aggregate principal amount of the 2008 Exchangeable Notes is $11.0 million as of December 31, 2012.

Term Loans

As noted previously, we closed on the 2012 Term Loan for $100 million on March 9, 2012 ("2012 Term Loan"). The 2012 Term Loan facility has an interest rate option of (1) LIBOR plus an initial spread of 2.25% or (2) the higher of the "prime rate", federal funds rate plus 0.5%, or Eurodollar rate plus 1.0%, plus an initial spread of 1.25%. The interest rate in effect at December 31, 2002 was 2.47%. The 2012 Term Loan facility is scheduled to mature on March 9, 2016, but we have the option to extend the facility one year to March 9, 2017.

In connection with our acquisition of the Northland LTACH Hospital on February 14, 2011, we assumed a $14.6 million mortgage. The Northland mortgage loan requires monthly principal and interest payments based on a 30-year amortization period. The Northland mortgage loan has a fixed interest rate of 6.2%, matures on January 1, 2018 and can be prepaid after January 1, 2013, subject to a certain prepayment premium. At December 31, 2012, the remaining balance on this term loan was $14.2 million. The loan was collateralized by one real estate property with a net book value of $17.2 million and $17.6 million at December 31, 2012 and 2011, respectively.

Covenants

Our debt facilities impose certain restrictions on us, including restrictions on our ability to: incur debts; create or incur liens; provide guarantees in respect of obligations of any other entity; make redemptions and repurchases of our capital stock; prepay, redeem or repurchase debt; engage in mergers or consolidations; enter into affiliated transactions; dispose of real estate or other assets; and change our business. In addition, the credit agreements governing our revolving credit facility and 2012 Term Loan limit the amount of dividends we can pay as a percentage of normalized adjusted funds from operations, as defined in the agreements, on a rolling four quarter basis. Through the year ending December 31, 2012, the dividend restriction was 105% of normalized adjusted FFO. Thereafter, a similar dividend restriction exists but the percentage drops each quarter until reaching 95% at June 30, 2013 and thereafter. The indentures governing our 2011 and 2012 Senior Unsecured Notes also limit the amount of dividends we can pay based on the sum of 95% of funds from operations, proceeds of equity issuances and certain other net cash proceeds. Finally, our 2011 and 2012 Senior Unsecured Notes require us to maintain total unencumbered assets (as defined in the related indenture) of not less than 150% of our unsecured indebtedness.

In addition to these restrictions, the revolving credit facility and 2012 Term Loan contain customary financial and operating covenants, including covenants relating to our total leverage ratio, fixed charge coverage ratio, mortgage secured leverage ratio, recourse mortgage secured leverage ratio, consolidated adjusted net worth, facility leverage ratio, and unsecured interest coverage ratio. This facility also contains customary events of default, including among others, nonpayment of principal or interest, material inaccuracy of representations and failure to comply with our covenants. If an event of default occurs and is continuing under the facility, the entire outstanding balance may become immediately due and payable. At December 31, 2012, we were in compliance with all such financial and operating covenants.

5. Income Taxes

We have maintained and intend to maintain our election as a REIT under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement to distribute at least 90% of our taxable income to our stockholders. As a REIT, we generally will not be subject to federal income tax if we distribute 100% of our taxable income to our stockholders and satisfy certain other requirements. Income tax is paid directly by our stockholders on the dividends distributed to them. If our taxable income exceeds our dividends in a tax year, REIT tax rules allow us to designate dividends from the subsequent tax year in order to avoid current taxation on undistributed income. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income taxes at regular corporate rates, including any applicable alternative minimum tax. Taxable income from non-REIT activities managed through our taxable REIT subsidiaries is subject to applicable federal, state and local income taxes. For 2012, 2011 and 2010, we recorded tax expense of $0.1 million, $0.1 million and $1.6 million, respectively.

At December 31, 2012 and 2011, we had a net deferred tax asset (prior to valuation allowance) of $8.5 million and $8.7 million respectively. This net deferred tax asset was partially generated by federal and state net operating loss carry forwards ("NOLs") at our MDS TRS. At December 31, 2012, we had U.S. federal and state NOLs of $10.6 million and $10.8 million, respectively, that expire in 2020 through 2031.

Based on the historical losses and without consideration of future new sources of profitability, there is insufficient evidence at present that MDS will generate enough taxable income to use the federal and state net operating losses noted above within the carry forward period specified by law. Therefore, we continue to fully reserve for the net deferred tax asset. At December 31, 2012 and 2011, the valuation allowance was $8.5 million and $8.9 million, respectively. We will continue to monitor this valuation allowance and, if circumstances change (such as entering into new working capital loans, equity investments or other transactions), we will adjust this valuation allowance accordingly.

Earnings and profits, which determine the taxability of distributions to stockholders, will differ from net income reported for financial reporting purposes due primarily to differences in cost basis, differences in the estimated useful lives used to compute depreciation, and differences between the allocation of our net income and loss for financial reporting purposes and for tax reporting purposes.

A schedule of per share distributions we paid and reported to our stockholders is set forth in the following:

	For the Years Ended December 31,		
	2012	2011	2010
Common share distribution	$ 0.800000	$ 0.800000	$ 0.800000
Ordinary income	0.601216	0.300844	0.388128
Capital gains(1)	0.117584	0.031396	0.027724
Unrecaptured Sec. 1250 gain	0.086976	0.031396	0.022784
Return of capital	0.081200	0.467760	0.384148
Allocable to next year	—	—	—

(1)Capital gains include unrecaptured Sec. 1250 gains.

6. Earnings Per Share

Our earnings per share were calculated based on the following (amounts in thousands):

	For the Years Ended December 31,		
	2012	2011	2010
Numerator:			
Income from continuing operations	$ 75,393	$ 14,519	$ 3,029
Non-controlling interests' share in continuing operations	(177)	(178)	(99)
Participating securities' share in earnings	(886)	(1,090)	(1,254)
Income from continuing operations, less participating securities' share in earnings	74,330	13,251	1,676
Income from discontinued operations attributable to MPT common stockholders	14,684	12,195	19,983
Net income, less participating securities' share in earnings	$ 89,014	$ 25,446	$ 21,659
Denominator:			
Basic weighted-average common shares	132,331	110,623	100,706
Dilutive stock options	2	6	2
Diluted weighted-average common shares	132,333	110,629	100,708

For each of the years ended December 31, 2012, 2011, and 2010, approximately 0.1 million of options were excluded from the diluted earnings per share calculation as they were not determined to be dilutive. Shares that may be issued in the future in accordance with our exchangeable senior notes were excluded from the diluted earnings per share calculation as they were not determined to be dilutive.

7. Stock Awards

We have adopted the Second Amended and Restated Medical Properties Trust, Inc. 2004 Equity Incentive Plan (the "Equity Incentive Plan"), which authorizes the issuance of common stock options, restricted stock, restricted stock units, deferred stock units, stock appreciation rights, performance units and awards of interests in our Operating Partnership. The Equity Incentive Plan is administered by the Compensation Committee of the Board of Directors. We have reserved 7,441,180 shares of common stock for awards under the Equity Incentive Plan for which 1,489,812 shares remain available for future stock awards as of December 31, 2012. The Equity Incentive Plan contains a limit of 1,000,000 shares as the maximum number of shares of common stock that may be awarded to an individual in any fiscal year. Awards under the Equity Incentive Plan are subject to forfeiture due to termination of employment prior to vesting. In the event of a change in control, outstanding and unvested options will immediately vest, unless otherwise provided in the participant's award or employment agreement, and restricted stock, restricted stock units, deferred stock units and other stock-based awards will vest if so provided in the participant's award agreement. The term of the awards is set by the Compensation Committee, though Incentive Stock Options may not have terms of more than ten years. Forfeited awards are returned to the Equity Incentive Plan and are then available to be re-issued as future awards. For each share of common stock issued by Medical Properties Trust, Inc. pursuant to its Equity Incentive Plan, the Operating Partnership issues a corresponding number of operating partnership units.

The following awards have been granted pursuant to our Equity Incentive Plan:

Stock Options

At December 31, 2012, we had 60,000 options outstanding and exercisable, with a weighted-average exercise price of $10.00 per option. The intrinsic value of options exercisable and outstanding at December 31, 2012, is $-0-. In 2012, 50,000 options forfeited and 20,000 options were settled for cash in 2011. No options were granted or exercised in 2012, 2011, or 2010. The weighted average remaining contractual term of options exercisable and outstanding is 1.6 years.

Restricted Equity Awards

Other stock-based awards are in the form of service-based awards and performance-based awards. The service-based awards vest as the employee provides the required service over periods that range from three to seven years. Service based awards are valued at the average price per share of common stock on the date of grant. In 2012, 2011, 2010, and 2007, the Compensation Committee granted awards to employees which vest based on us achieving certain performance levels, stock price levels, total shareholder return or comparisons to peer total return indices. Generally, dividends are not paid on these performance awards until the award is earned. See below for details of such grants:

2012 performance awards - The 2012 performance awards were granted in three parts:

1) Approximately 30% of the 2012 performance awards are based on us achieving a simple 9.0% annual total shareholder return over a three year period; however, the award contains both carry forward and carry back provisions through December 31, 2016. The fair value of this award was estimated on the date of grant using a Monte Carlo valuation model that assumed the following: risk free interest rate of 0.93%; expected volatility of 34%; expected dividend yield of 8.6%; and expected service period of 4 years.

2) Approximately 35% of the 2012 performance awards are based on us achieving a cumulative total shareholder return from January 1, 2012 to December 31, 2014. The minimum total shareholder return needed to earn a portion of this award is 27% with 100% of the award earned if our total shareholder return reaches 35%. If any shares are earned from this award, the shares will vest in equal annual amounts on January 1, 2015, 2016 and 2017. The fair value of this award was estimated on the date of grant using a Monte Carlo valuation model that assumed the following: risk free interest rate of 0.43%; expected volatility of 35%; expected dividend yield of 8.6%; and expected service period of 5 years.

3) The remainder of the 2012 performance awards will be earned if our total shareholder return outpaces that of the MSCI U.S. REIT Index ("Index") over the cumulative period from January 1, 2012 to December 31, 2014. Our total shareholder return must exceed that of the Index to earn the minimum number of shares under this award, while it must exceed the Index by 6% to earn 100% of the award. If any shares are earned from this award, the shares will vest in equal annual amounts on January 1, 2015, 2016 and 2017. The fair value of this award was estimated on the date of grant using a Monte Carlo valuation model that assumed the following: risk free interest rate of 0.43%; expected volatility of 35%; expected dividend yield of 8.6%; and expected service period of 5 years.

There were 92,094 of the 2012 performance awards earned in 2012. At December 31, 2012, we have 804,547 of 2012 performance awards remaining to be earned.

2011 performance awards - The 2011 performance awards were granted in three parts:
1) Approximately 30% of the 2011 performance awards are based on us achieving a simple 9.0% annual total shareholder return over a three year period; however, the award contains both carry forward and carry back provisions through December 31, 2015. The fair value of this award was estimated on the date of grant using a Monte Carlo valuation model that assumed the following: risk free interest rate of 2.07%; expected volatility of 33%; expected dividend yield of 8.5%; and expected service period of 4 years.

2) Approximately 18% of the 2011 performance awards are based on us achieving a cumulative total shareholder return from January 1, 2011 to December 31, 2013. The minimum total shareholder return needed to earn a portion of this award is 27% with 100% of the award earned if our total shareholder return reaches 39%. If any shares are earned from this award, the shares will vest in equal annual amounts on January 1, 2014, 2015 and 2016. The fair value of this award was estimated on the date of grant using a Monte Carlo valuation model that assumed the following: risk free interest rate of 1.07%; expected volatility of 34%; expected dividend yield of 8.5%; and expected service period of 5 years.

3) The remainder of the 2011 performance awards will be earned if our total shareholder return outpaces that of the Index over the cumulative period from January 1, 2011 to December 31, 2013. Our total shareholder return must exceed that of the Index to earn the minimum number of shares under this award, while it must exceed the Index by 12% to earn 100% of the award. If any shares are earned from this award, the shares will vest in equal annual amounts on January 1, 2014, 2015 and 2016. The fair value of this award was estimated on the date of grant using a Monte Carlo valuation model that assumed the following: risk free interest rate of 1.07%; expected volatility of 34%; expected dividend yield of 8.5%; and expected service period of 5 years.

There were 147,256 of the 2011 performance awards earned in 2012, but none in 2011. At December 31, 2012, we have 684,851 of 2011 performance awards remaining to be earned

2010 performance awards - The 2010 performance awards are based on us achieving a simple 9.5% annual total shareholder return over a three year period; however, the award contains both carry forward and carry back provisions through December 31, 2014. The fair value of this award was estimated on the date of grant using a Monte Carlo valuation model that assumed the following: risk free interest rate of 2.60%; expected volatility of 42%; expected dividend yield of 8.5%; and expected service period of 4 years. There were 60,866 of the 2010 performance awards earned in 2010; with the remaining 121,733 earned in 2012. Because these awards were earned and vested quicker than we had expected, we were required to record an additional $0.4 million of stock compensation expense in the 2012 fourth quarter.

2007 performance awards - The 2007 performance awards were granted under our 2007 Multi-year Incentive Plan and consist of two components: core performance awards ("CPRE") and superior performance awards ("SPRE"). The CPRE awards vest annually and ratably over a seven-year period beginning December 31, 2007, contingent upon our achievement of a simple 9% annual total return to shareholders (prorated to 7.5% for the first vesting period ending December 31, 2007). In years in which the annual total return exceeds 9%, the excess return may be used to earn CPRE awards not earned in a prior or future year. SPRE awards were to be earned based on achievement of specified share price thresholds during the period beginning March 1, 2007 through December 31, 2010, and were to vest annually and ratably over the subsequent three-year period (2011-2013). At December 31, 2010, the share price thresholds were not met. Accordingly, in accordance with the SPRE award agreements, 33.334% of the SPRE awards were earned as we performed at or above the 50th percentile of all real estate investment trusts included in the Morgan Stanley REIT Index in terms of total return to shareholders over the same period. The other 66.666% of the SPRE awards were deemed forfeited.

In 2012, 79,283 of the CPRE awards were earned, but none in 2011. At December 31, 2012, we have 317,143 of CPRE awards remaining to be earned.

The following summarizes restricted equity awards activity in 2012 and 2011, respectively:

For the Year Ended December 31, 2012:

	Vesting Based on Service		Vesting Based on Market/ Performance Conditions	
	Shares	Weighted Average Value at Award Date	Shares	Weighted Average Value at Award Date
Nonvested awards at beginning of the year	603,980	$ 11.02	1,511,397	$ 7.21
Awarded	275,464	$ 10.14	902,359	$ 5.16
Vested	(410,261)	$ 10.78	(513,693)	$ 8.62
Forfeited	(2,300)	$ 10.24	(20,174)	$ 4.59
Nonvested awards at end of year	466,883	$ 10.72	1,879,889	$ 5.87

For the Year Ended December 31, 2011:

	Vesting Based on Service		Vesting Based on Market/ Performance Conditions	
	Shares	Weighted Average Value at Award Date	Shares	Weighted Average Value at Award Date
Nonvested awards at beginning of the year	783,305	$ 10.43	828,409	$ 8.70
Awarded	292,803	$ 10.76	853,656	$ 5.72
Vested	(453,980)	$ 9.89	(163,575)	$ 6.87
Forfeited	(18,148)	$ 9.70	(7,093)	$ 9.32
Nonvested awards at end of year	603,980	$ 11.02	1,511,397	$ 7.21

The value of stock-based awards is charged to compensation expense over the vesting periods. In the years ended December 31, 2012, 2011 and 2010, we recorded $7.6 million, $7.0 million, and $6.6 million respectively, of non-cash compensation expense. The remaining unrecognized cost from restricted equity awards at December 31, 2012, is $10.1 million and will be recognized over a weighted average period of 2.5 years. Restricted equity awards which vested in 2012, 2011, and 2010 had a value of $9.2 million, $6.1 million, and $6.1 million, respectively.

8. Commitments and Contingencies

Commitments

Our operating leases primarily consist of ground leases on which certain of our facilities or other related property reside along with corporate office and equipment leases. These ground leases are long-term leases (almost all having terms for approximately 50 years or more), some contain escalation provisions and one contains a purchase option. Properties subject to these ground leases are subleased to our tenants. Lease and rental expense (which is recorded on the straight-line method) for 2012, 2011 and 2010, respectively, were $2,195,835, $1,994,565, and $989,170, which was offset by sublease rental income of $492,095, $443,829, and $520,090 for 2012, 2011, and 2010, respectively.

Fixed minimum payments due under operating leases with non-cancelable terms of more than one year at December 31, 2012 are as follows: (amounts in thousands)

2013	$ 2,344
2014	2,119
2015	2,218
2016	2,233
2017	2,239
Thereafter	41,799
	$ 52,952

The total amount to be received in the future from non-cancellable subleases at December 31, 2012, is $35.5 million.

Contingencies

We are a party to various legal proceedings incidental to our business. In the opinion of management, after consultation with legal counsel, the ultimate liability, if any, with respect to those proceedings is not presently expected to materially affect our financial position, results of operations or cash flows.

9. Common Stock

To help fund the 2012 acquisitions disclosed in Note 3, on February 7, 2012, we completed an offering of 23,575,000 shares of our common stock (including 3,075,000 shares sold pursuant to the exercise in full of the underwriters' overallotment option) at a price of $9.75 per share, resulting in net proceeds (after underwriting discount) of $220.1 million.

In April 2010, we completed a public offering of 26 million shares of common stock at $9.75 per share. Including the underwriters' purchase of 3.9 million additional shares to cover over allotments, net proceeds from the offering, after underwriting discount and commissions, were $279.1 million. We used the net proceeds from the offering to fund debt refinancing activities and for general corporate purposes including funding acquisitions during 2010.

In November 2009, we put an at-the-market equity offering program in place, giving us the ability to sell up to $50 million of stock. During the first quarter of 2010, we sold 0.9 million shares of our common stock under our at-the-market equity offering program, at an average price of $10.77 per share, for total proceeds, net of a 2% sales commission, of $9.5 million. During the fourth quarter 2012, we sold 1.1 million shares of our common stock under our at-the-market equity offering program, at an average price of $11.84 per share resulting in total proceeds, net of a 2% commission, of $13.2 million.

In February 2012, we filed Articles of Amendment to our charter with the Maryland State Department of Assessments and Taxation increasing the number of authorized shares of common stock, par value $0.001 per share available for issuance from 150,000,000 to 250,000,000.

10. Fair Value of Financial Instruments

We have various assets and liabilities that are considered financial instruments. We estimate that the carrying value of cash and cash equivalents, and accounts payable and accrued expenses approximate their fair values. Included in our accounts payable and accrued expenses are our interest rate swaps, which are recorded at fair value based on Level 2 observable market assumptions using standardized derivative pricing models. We estimate the fair value of our interest and rent receivables in the table below using Level 2 inputs such as discounting the estimated future cash flows using the current rates at which similar receivables would be made to others with similar credit ratings and for the same remaining maturities. The fair value of our mortgage loans and working capital loans in the following table is generally estimated by using Level 2 and Level 3 inputs such as discounting the estimated future cash flows using the current rates which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. We determine the fair value of our exchangeable notes and 2011 and 2012 Senior Unsecured Notes in the table below, using Level 2 inputs such as quotes from securities dealers and market makers. Finally, we estimate the fair value of our 2006 Senior Unsecured Notes, revolving credit facilities, and term loans in the table below using Level 2 inputs based on the present value of future payments, discounted at a rate which we consider appropriate for such debt.

Fair value estimates are made at a specific point in time, are subjective in nature, and involve uncertainties and matters of significant judgment. Settlement of such fair value amounts may not be possible and may not be a prudent management decision. The following table summarizes fair value estimates for our financial instruments (in thousands):

Asset (Liability)	December 31, 2012 Book Value	December 31, 2012 Fair Value	December 31, 2011 Book Value	December 31, 2011 Fair Value
Interest and rent receivables	$ 45,289	$ 36,700	$ 29,862	$ 22,866
Loans(1)	334,693	335,595	239,839	243,272
Debt, net	(1,025,160)	(1,082,333)	(689,849)	(688,032)

(1)Excludes loans related to Ernest Transactions since they are recorded at fair value and discussed below.

Items Measured at Fair Value on a Recurring Basis

As discussed in Note 2, our equity interest in Ernest and related loans, which were acquired in 2012, are being measured at fair value on a recurring basis as we elected to account for these investments using the fair value option method. At December 31, 2012, these amounts were as follows (in thousands):

Asset (Liability)	Fair Value	Cost	Asset Type Classification
Mortgage loans	$ 100,000	$ 100,000	Mortgage loans
Acquisition loan	93,200	93,200	Other loans
Equity investments	3,300	3,300	Other assets
	$ 196,500	$ 196,500	

Our mortgage loans with Ernest are recorded at fair value based on Level 3 inputs by discounting the estimated cash flows using the current rates which similar loans would be made to borrowers with similar credit ratings and the same remaining maturities. Our acquisition loan and equity investments are recorded at fair value based on Level 3 inputs, by using a discounted cash flow model, which requires significant estimates of our investee such as projected revenue and expenses and appropriate discount rates based on the risk profile of comparable companies. We classify these loans and equity investments as Level 3, as we use certain unobservable inputs to the valuation methodology that are significant to the fair value measurement, and the valuation requires management judgment due to the absence of quoted market prices. For these cash flow models, our observable inputs include capitalization rates and market interest rates, and our unobservable input includes our adjustment for a marketability discount on our equity investment of 40% at December 31, 2012.

Because the fair value of Ernest investments noted above approximate their original cost, we did not recognize any unrealized gains/losses during 2012.

11. Discontinued Operations

As more fully discussed in Note 3 under the heading "Disposals", we sold five properties in 2012, two properties in 2011, and three properties in 2010. We have classified current and prior year activity related to these transactions, along with the related operating results of the facilities prior to these transactions taking place, as discontinued operations. In addition, we have reclassified the related real estate assets to Real Estate Held for Sale in all prior periods.

The following table presents the results of discontinued operations for the years ended December 31, 2012, 2011 and 2010 (in thousands except per share amounts):

	For the Years Ended December 31, 2012	2011	2010
Revenues	$ 197	$ 11,369	$ 17,661
Gain on sale	16,369	5,431	10,566
Income from discontinued operations	14,684	12,195	19,983
Income from discontinued operations — diluted per share	$ 0.11	$ 0.11	$ 0.20

12. Quarterly Financial Data (unaudited)

As disclosed in Note 11, we sold properties during 2012 resulting in the reclassification of those properties current and prior year results to discontinued operations. The quarterly data presented below reflects these reclassifications.

The following is a summary of the unaudited quarterly financial information for the years ended December 31, 2012 and 2011: (amounts in thousands, except for per share data)

	For the Three Month Periods in 2012 Ended March 31	June 30	September 30	December 31
Revenues	$ 41,267	$ 49,408	$ 53,315	$ 57,407
Income from continuing operations	8,920	19,358	23,221	23,894
Income from discontinued operations	1,686	2	8,287	4,709
Net income	10,606	19,360	31,508	28,603
Net income attributable to MPT common stockholders	10,564	19,316	31,464	28,556
Net income attributable to MPT common stockholders per share — basic	$ 0.08	$ 0.14	$ 0.23	$ 0.21
Weighted average shares outstanding — basic	124,906	134,715	134,781	134,923
Net income attributable to MPT common stockholders per share — diluted	$ 0.08	$ 0.14	$ 0.23	$ 0.21
Weighted average shares outstanding — diluted	124,906	134,715	134,782	134,930

	For the Three Month Periods in 2011 Ended March 31	June 30	September 30	December 31
Revenues	$ 32,009	$ 34,776	$ 34,282	$ 34,417
Income (loss) from continuing operations	7,834	2,559	(2,170)	6,296
Income from discontinued operations	2,990	123	2,638	6,444
Net income	10,824	2,682	468	12,740
Net income attributable to MPT common stockholders	10,780	2,640	424	12,692
Net income attributable to MPT common stockholders per share — basic	$ 0.09	$ 0.02	$ —	$ 0.11
Weighted average shares outstanding — basic	110,400	110,589	110,714	110,788
Net income attributable to MPT common stockholders per share — diluted	$ 0.09	$ 0.02	$ —	$ 0.11
Weighted average shares outstanding — diluted	110,408	110,600	110,719	110,788

13. Condensed Consolidating Financial Information

The following tables present the condensed consolidating financial information for (a) Medical Properties Trust, Inc. ("Parent" and a guarantor to our 2011 and 2012 Senior Unsecured Notes), (b) MPT Operating Partnership, L.P. and MPT Finance Corporation ("Subsidiary Issuer"), (c) on a combined basis, the guarantors of our 2011 and 2012 Senior Unsecured Notes ("Subsidiary Guarantors"), and (d) on a combined basis, the non-guarantor subsidiaries ("Non-Guarantor Subsidiaries"). Separate financial statements of the Subsidiary Guarantors are not presented because the guarantee by each 100% owned Subsidiary Guarantor is joint and several and we believe separate financial statements and other disclosures regarding the Subsidiary Guarantors are not material to investors. Furthermore, there are no significant legal restrictions on the Parent's ability to obtain funds from its subsidiaries by dividend or loan.

The guarantees by the Subsidiary Guarantors may be released and discharged upon: (1) any sale, exchange or transfer of all of the capital stock of a Subsidiary Guarantor; (2) the merger or consolidation of a Subsidiary Guarantor with a Subsidiary Issuer or any other Subsidiary Guarantor; (3) the proper designation of any Subsidiary Guarantor by the Subsidiary Issuers as "unrestricted" for covenant purposes under the indenture governing the 2011 and 2012 Senior Unsecured Notes; (4) the legal defeasance or covenant defeasance or satisfaction and discharge of the indenture; (5) a liquidation or dissolution of a Subsidiary Guarantor permitted under the indenture governing the 2011 and 2012 Senior Unsecured Notes; or (6) the release or discharge of the Subsidiary Guarantor from its guarantee obligations under our revolving credit facility.

Subsequent to December 31, 2011, certain of our subsidiaries were re-designated as guarantors of our 2011 and 2012 Senior Unsecured Notes (such subsidiaries were non-guarantors in 2011), while other subsidiaries have been re-designated as non-guarantors as the underlying properties were sold in 2012 (such subsidiaries were guarantors during 2011). With these re-designations, we have restated the 2011 and 2010 consolidating financial information below to reflect these changes.

CONDENSED CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2012
(IN THOUSANDS)

	Parent	Subsidiary Issuers	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
Assets						
Real estate assets						
Land, buildings and improvements and intangible lease assets	$ —	$ 28	$ 1,214,740	$ 65,947	$ —	$ 1,280,715
Net investment in direct financing leases	—	—	110,155	204,257	—	314,412
Mortgage loans	—	—	268,650	100,000	—	368,650
Gross investment in real estate assets	—	28	1,593,545	370,204	—	1,963,777
Accumulated depreciation and amortization	—	—	(120,282)	(6,452)	—	(126,734)
Net investment in real estate assets	—	28	1,473,263	363,752	—	1,837,043
Cash & cash equivalents	—	35,483	1,565	263	—	37,311
Interest and rent receivables	—	212	29,315	15,762	—	45,289
Straight-line rent receivables	—	—	29,314	6,546	—	35,860
Other loans	—	177	—	159,066	—	159,243
Net intercompany receivable (payable)	27,393	1,373,941	(1,010,400)	(390,934)	—	—
Investment in subsidiaries	1,050,204	647,029	42,666	—	(1,739,899)	—
Other assets	—	31,097	1,522	31,521	—	64,140
Total Assets	$ 1,077,597	$ 2,087,967	$ 567,245	$ 185,976	$ (1,739,899)	$ 2,178,886
Liabilities and Equity						
Liabilities						
Debt, net	$ —	$ 1,010,962	$ —	$ 14,198	$ —	$ 1,025,160
Accounts payable and accrued expenses	27,783	26,658	10,492	1,028	—	65,961
Deferred revenue	—	143	19,643	823	—	20,609
Lease deposits and other obligations to tenants	—	—	16,607	735	—	17,342
Total liabilites	27,783	1,037,763	46,742	16,784	—	1,129,072
Total Equity	1,049,814	1,050,204	520,503	169,192	(1,739,899)	1,049,814
Total Liabilities and Equity	$ 1,077,597	$ 2,087,967	$ 567,245	$ 185,976	$ (1,739,899)	$ 2,178,886

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2012
(IN THOUSANDS)

	Parent	Subsidiary Issuers	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
Revenues						
Rent billed	$ —	$ —	$ 115,770	$ 16,619	$ (9,309)	$ 123,080
Straight-line rent	—	—	6,500	1,482	—	7,982
Income from direct financing leases	—	—	19,870	18,090	(16,232)	21,728
Interest and fee income	—	18,341	29,610	25,387	(24,731)	48,607
Total revenues	—	18,341	171,750	61,578	(50,272)	201,397
Expenses						
Real estate depreciation and amortization	—	—	31,845	1,700	—	33,545
Property-related	—	495	834	25,707	(25,541)	1,495
Acquisition expenses	—	5,420	—	—	—	5,420
General and administrative	—	26,018	—	2,564	—	28,582
Total operating expenses	—	31,933	32,679	29,971	(25,541)	69,042
Operating income	—	(13,592)	139,071	31,607	(24,731)	132,355
Other income (expense)						
Interest and other (expense) income	—	(69)	—	(1,593)	—	(1,662)
Earnings from equity and other interests	—	—	1,061	1,882	—	2,943
Interest expense	—	(58,729)	1,408	(25,653)	24,731	(58,243)
Net other expense	—	(58,798)	2,469	(25,364)	24,731	(56,962)
Income (loss) from continuing operations	—	(72,390)	141,540	6,243	—	75,393
Income (loss) from discontinued operations	—	—	102	14,582	—	14,684
Equity in earnings of consolidated subsidiaries net of income taxes	90,077	162,467	4,481	—	(257,025)	—
Net income (loss)	90,077	90,077	146,123	20,825	(257,025)	90,077
Net income (loss) attributable to non-controlling interests	(177)	(177)	—	—	177	(177)
Net income attributable to MPT common stockholders	$ 89,900	$ 89,900	$ 146,123	$ 20,825	$ (256,848)	$ 89,900

Condensed Consolidated Statements of Comprehensive Income
For the Year Ended December 31, 2012
(in thousands)

	Parent	Subsidiary Issuers	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
Net income	$ 90,077	$ 90,077	$ 146,123	$ 20,825	$ (257,025)	$ 90,077
Other comprehensive income:						
Unrealized loss on interest rate swap	(251)	(251)	—	—	251	(251)
Total comprehensive income	89,826	89,826	146,123	20,825	(256,774)	89,826
Comprehensive income attributable to non-controlling interests	(177)	(177)	—	—	177	(177)
Comprehensive income attributable to MPT common stockholders	$ 89,649	$ 89,649	$ 146,123	$ 20,825	$ (256,597)	$ 89,649

Condensed Consolidated Statements of Cash Flows
For the Year Ended December 31, 2012
(in thousands)

	Parent	Subsidiary Issuers	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
Operating Activities						
Net cash provided by (used in) operating activities	$ 57	$ (61,002)	$ 168,650	$ (2,396)	$ —	$ 105,309
Investing Activities						
Cash paid for acquisitions and other related investments	—	—	(420,500)	(200,990)	—	(621,490)
Net proceeds from sales of real estate	—	—	—	71,202	—	71,202
Principal received on loans receivable	—	—	5,491	5,440	—	10,931
Investments in and advances to subsidiaries	(129,421)	(501,839)	362,494	139,402	129,364	—
Investments in loans receivable	—	—	—	(1,293)	—	(1,293)
Construction in progress and other	—	(578)	(66,467)	(9,433)	—	(76,478)
Net cash provided by (used in) investing activities	(129,421)	(502,417)	(118,982)	4,328	129,364	(617,128)
Financing Activities						
Additions to term debt	—	300,000	—	—	—	300,000
Payments of term debt	—	—	—	(232)	—	(232)
Revolving credit facilities, net	—	75,000	(39,600)	—	—	35,400
Distributions paid	(103,684)	(103,952)	—	—	103,684	(103,952)
Lease deposits and other obligations to tenants	—	—	(9,912)	(1,524)	—	(11,436)
Proceeds from sale of common shares, net of offering costs	233,048	233,048	—	—	(233,048)	233,048
Debt issuance costs paid and other financing activities	—	(6,424)	—	—	—	(6,424)
Net cash provided by (used in) financing activities	129,364	497,672	(49,512)	(1,756)	(129,364)	446,404
Increase (decrease) in cash and cash equivalents for period	—	(65,747)	156	176	—	(65,415)
Cash and cash equivalents at beginning of period	—	101,230	1,409	87	—	102,726
Cash and cash equivalents at end of period	$ —	$ 35,483	$ 1,565	$ 263	$ —	$ 37,311

CONDENSED CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2011
(IN THOUSANDS)

	Parent	Subsidiary Issuers	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
Assets						
Real estate assets						
Land, buildings and improvements and intangible lease assets	$ —	$ 37	$ 1,139,073	$ 65,947	$ —	$ 1,205,057
Real estate held for sale	—	—	4,240	55,553	—	59,793
Mortgage loans	—	—	165,000	—	—	165,000
Gross investment in real estate assets	—	37	1,308,313	121,500	—	1,429,850
Accumulated depreciation and amortization	—	—	(88,438)	(4,750)	—	(93,188)
Net investment in real estate assets	—	37	1,219,875	116,750	—	1,336,662
Cash & cash equivalents	—	101,230	1,409	87	—	102,726
Interest and rent receivables	—	399	22,528	6,935	—	29,862
Straight-line rent receivables	—	—	22,813	11,180	—	33,993
Other loans	—	178	5,491	69,170	—	74,839
Net intercompany receivable (payable)	21,955	872,380	(847,921)	(46,414)	—	—
Investment in subsidiaries	829,205	489,858	43,008	—	(1,362,071)	—
Other assets	—	27,285	2,151	14,356	—	43,792
Total Assets	$ 851,160	$ 1,491,367	$ 469,354	$ 172,064	$ (1,362,071)	$ 1,621,874
Liabilities and Equity						
Liabilities						
Debt, net	$ —	$ 635,820	$ 39,600	$ 14,429	$ —	$ 689,849
Accounts payable and accrued expenses	22,345	25,783	2,578	419	—	51,125
Deferred revenue	—	559	21,100	1,648	—	23,307
Lease deposits and other obligations to tenants	—	—	26,400	2,378	—	28,778
Total liabilites	22,345	662,162	89,678	18,874	—	793,059
Total Equity	828,815	829,205	379,676	153,190	(1,362,071)	828,815
Total Liabilities and Equity	$ 851,160	$ 1,491,367	$ 469,354	$ 172,064	$ (1,362,071)	$ 1,621,874

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2011
(IN THOUSANDS)

	Parent	Subsidiary Issuers	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
Revenues						
Rent billed	$ —	$ —	$ 102,541	$ 9,286	$ (3,092)	$ 108,735
Straight-line rent	—	—	3,617	1,762	—	5,379
Interest and fee income	—	6,124	17,556	3,926	(6,236)	21,370
Total revenues	—	6,124	123,714	14,974	(9,328)	135,484
Expenses						
Real estate depreciation and amortization	—	—	29,238	1,658	—	30,896
Property-related	—	217	472	3,141	(3,092)	738
Acquisition expenses	—	3,713	—	471	—	4,184
General and administrative	17	23,914	—	3,288	—	27,219
Total operating expenses	17	27,844	29,710	8,558	(3,092)	63,037
Operating income	(17)	(21,720)	94,004	6,416	(6,236)	72,447
Other income (expense)						
Interest income and other (expense) income	—	26	2	(10)	—	18
Earnings from equity and other interests	—	—	345	(267)	—	78
Debt refinancing costs	—	(14,109)	(105)	—	—	(14,214)
Interest expense	—	(43,063)	139	(7,122)	6,236	(43,810)
Net other expense	—	(57,146)	381	(7,399)	6,236	(57,928)
Income (loss) from continuing operations	(17)	(78,866)	94,385	(983)	—	14,519
Income (loss) from discontinued operations	—	—	(1,970)	14,165	—	12,195
Equity in earnings of consolidated subsidiaries net of income taxes	26,731	105,597	4,578	—	(136,906)	—
Net income	26,714	26,731	96,993	13,182	(136,906)	26,714
Net income attributable to non-controlling interests	(178)	(178)	—	—	178	(178)
Net income attributable to MPT common stockholders	$ 26,536	$ 26,553	$ 96,993	$ 13,182	$ (136,728)	$ 26,536

Condensed Consolidated Statements of Comprehensive Income
For the Year Ended December 31, 2011
(in thousands)

	Parent	Subsidiary Issuers	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
Net income	$ 26,714	$ 26,731	$ 96,993	$ 13,182	$ (136,906)	$ 26,714
Other comprehensive income:						
Unrealized loss on interest rate swap	(8,590)	(8,590)	—	—	8,590	(8,590)
Total comprehensive income	18,124	18,141	96,993	13,182	(128,316)	18,124
Comprehensive income attributable to non-controlling interests	(178)	(178)	—	—	178	(178)
Comprehensive income attributable to MPT common stockholders	$ 17,946	$ 17,963	$ 96,993	$ 13,182	$ (128,138)	$ 17,946

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011
(IN THOUSANDS)

	Parent	Subsidiary Issuers	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
Operating Activities						
Net cash provided by (used in) operating activities	$ (209)	$ (48,779)	$ 81,173	$ 47,085	$ —	$ 79,270
Investing Activities						
Cash paid for acquisitions and other related investments	—	—	(241,626)	(37,337)	—	(278,963)
Net proceeds from sales of real estate	—	—	—	41,130	—	41,130
Principal received on loans receivable	—	—	230	4,059	—	4,289
Investments in and advances to subsidiaries	89,551	(92,052)	142,448	(50,605)	(89,342)	—
Investments in loans receivable	—	—	(230)	(631)	—	(861)
Construction in progress and other	—	(6,466)	(24,081)	(669)	—	(31,216)
Net cash provided by (used in) investing activities	89,551	(98,518)	(123,259)	(44,053)	(89,342)	(265,621)
Financing Activities						
Additions to term debt	—	450,000	—	—	—	450,000
Payments of term debt	—	(237,666)	(8,433)	(163)	—	(246,262)
Revolving credit facilities, net	—	50,000	39,600	—	—	89,600
Distributions paid	(89,342)	(89,601)	—	—	89,342	(89,601)
Lease deposits and other obligations to tenants	—	—	10,941	(2,320)	—	8,621
Debt issuance costs paid and other financing activities	—	(21,028)	—	(661)	—	(21,689)
Net cash provided by (used in) financing activities	(89,342)	151,705	42,108	(3,144)	89,342	190,669
Increase (decrease) in cash and cash equivalents for period	—	4,408	22	(112)	—	4,318
Cash and cash equivalents at beginning of period	—	96,822	1,387	199	—	98,408
Cash and cash equivalents at end of period	$ —	$ 101,230	$ 1,409	$ 87	$ —	$ 102,726

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010
(IN THOUSANDS)

	Parent	Subsidiary Issuers	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
Revenues						
Rent billed	$ —	$ —	$ 74,281	$ 7,019	$ (1,030)	$ 80,270
Straight-line rent	—	—	131	1,034	—	1,165
Interest and fee income	—	6,964	17,225	9,914	(7,514)	26,589
Total revenues	—	6,964	91,637	17,967	(8,544)	108,024
Expenses						
Real estate depreciation and amortization	—	—	19,282	1,615	—	20,897
Impairment charge	—	—	—	12,000	—	12,000
Property-related	—	(4)	4,375	1,040	(1,030)	4,381
Acquisition expenses	—	2,026	—	—	—	2,026
General and administrative	75	25,841	—	593	—	26,509
Total operating expenses	75	27,863	23,657	15,248	(1,030)	65,813
Operating income	(75)	(20,899)	67,980	2,719	(7,514)	42,211
Other income (expense)						
Interest and other (expense) income	—	(14)	3	1,484	—	1,473
Earnings from equity and other interests	—	—	—	45	—	45
Debt refinancing costs	—	(6,716)	—	—	—	(6,716)
Interest expense	—	(33,623)	(358)	(7,517)	7,514	(33,984)
Net other income (expense)	—	(40,353)	(355)	(5,988)	7,514	(39,182)
Income (loss) from continuing operations	(75)	(61,252)	67,625	(3,269)	—	3,029
Income (loss) from discontinued operations	—	—	896	19,087	—	19,983
Equity in earnings of consolidated subsidiaries net of income taxes	23,087	84,339	4,273	—	(111,699)	—
Net income	23,012	23,087	72,794	15,818	(111,699)	23,012
Net income attributable to non-controlling interests	(99)	(99)	—	—	99	(99)
Net income attributable to MPT common stockholders	$ 22,913	$ 22,988	$ 72,794	$ 15,818	$ (111,600)	$ 22,913

Condensed Consolidated Statements of Comprehensive Income
For the Year Ended December 31, 2010
(in thousands)

	Parent	Subsidiary Issuers	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
Net income	$ 23,012	$ 23,087	$ 72,794	$ 15,818	$ (111,699)	$ 23,012
Other comprehensive income:						
Unrealized loss on interest rate swap	(3,641)	(3,641)	—	—	3,641	(3,641)
Total comprehensive income	19,371	19,446	72,794	15,818	(108,058)	19,371
Comprehensive income attributable to non-controlling interests	(99)	(99)	—	—	99	(99)
Comprehensive income attributable to MPT common stockholders	$ 19,272	$ 19,347	$ 72,794	$ 15,818	$ (107,959)	$ 19,272

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010
(IN THOUSANDS)

	Parent	Subsidiary Issuers	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
Operating Activities						
Net cash provided by (used in) operating activities	$ (29)	$ (54,908)	$ 92,121	$ 23,453	$ —	$ 60,637
Investing Activities						
Cash paid for acquisitions and other related investments	—	—	(137,808)	—	—	(137,808)
Net proceeds from sales of real estate	—	—	2,669	95,000	—	97,669
Principal received on loans receivable	—	—	—	90,486	—	90,486
Investments in and advances to subsidiaries	(211,181)	99,564	94,218	(193,811)	211,210	—
Investments in loans receivable and other investments	—	—	(5,000)	(6,637)	—	(11,637)
Construction in progress and other	—	(108)	(7,281)	(8,540)	—	(15,929)
Net cash provided by (used in) investing activities	(211,181)	99,456	(53,202)	(23,502)	211,210	22,781
Financing Activities						
Additions to term debt	—	148,500	—	—	—	148,500
Payments of term debt	—	(216,520)	(245)	—	—	(216,765)
Revolving credit facilities, net	—	(96,000)	(41,200)	—	—	(137,200)
Distributions paid	(76,856)	(77,087)	—	—	76,856	(77,087)
Lease deposits and other obligations to tenants	—	—	3,459	208	—	3,667
Proceeds from sale of common shares/units, net of offering costs	288,066	288,066	—	—	(288,066)	288,066
Debt issuance costs paid and other financing activities	—	(9,498)	—	—	—	(9,498)
Net cash provided by (used in) financing activities	211,210	37,461	(37,986)	208	(211,210)	(317)
Increase in cash and cash equivalents for period	—	82,009	933	159	—	83,101
Cash and cash equivalents at beginning of period	—	14,813	454	40	—	15,307
Cash and cash equivalents at end of period	$ —	$ 96,822	$ 1,387	$ 199	$ —	$ 98,408

Controls and Procedures

Medical Properties Trust, Inc. Evaluation of Disclosure Controls and Procedures

We have adopted and maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply our judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by Rule 13a-15(b), under the Securities Exchange Act of 1934, as amended, we have carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be disclosed by us in the reports that we file with the SEC.

Changes in Internal Controls over Financial Reporting

There has been no change in our internal control over financial reporting during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

The management of Medical Properties Trust, Inc. has prepared the consolidated financial statements and other information in our Annual Report in accordance with accounting principles generally accepted in the United States of America and is responsible for its accuracy. The financial statements necessarily include amounts that are based on management's best estimates and judgments. In meeting its responsibility, management relies on internal accounting and related control systems. The internal control systems are designed to ensure that transactions are properly authorized and recorded in our financial records and to safeguard our assets from material loss or misuse. Such assurance cannot be absolute because of inherent limitations in any internal control system.

Management of Medical Properties Trust, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the preparation of our annual financial statements, management has undertaken an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2012. The assessment was based upon the framework described in the "Integrated Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Management's assessment included an evaluation of the design of internal control over financial reporting and testing of the operational effectiveness of internal control over financial reporting. We have reviewed the results of the assessment with the Audit Committee of our Board of Trustees.

Based on our assessment under the criteria set forth in COSO, management has concluded that, as of December 31, 2012, Medical Properties Trust, Inc. maintained effective internal control over financial reporting.

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Performance Graph

The following graph provides comparison of cumulative total stockholder return for the period from December 31, 2007 through December 31, 2012, among Medical Properties Trust, Inc., the Russell 2000 Index, NAREIT Equity REIT Index, and SNL US REIT Healthcare Index. The stock performance graph assumes an investment of $100 in each of Medical Properties Trust, Inc. and the three indices, and the reinvestment of dividends. The historical information below is not indicative of future performance.


Total Return Performance
Medical Properties Trust, Inc.
NAREIT All Equity REIT Index
SNL US REIT Healthcare Index
Russell 2000
Index Value
200
175
150
125
100
75
50
25
0
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12

	Period Ending					
Index	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12
Medical Properties Trust, Inc	100.00	72.28	49.44	88.68	103.74	102.00
Russell 2000	100.00	98.43	65.18	82.89	105.14	100.75
NAREIT All Equity REIT Index	100.00	84.31	52.50	67.20	85.98	93.10
SNL US REIT Healthcare	100.00	101.44	90.32	115.37	137.64	157.58

Designed by Hodges & Associates | www.thehighroad.com

Corporate and Shareholder Information

Executive Officers

Edward K. Aldag, Jr. – Chairman, President and Chief Executive Officer
R. Steven Hamner – Executive Vice President and Chief Financial Officer
Emmett E. McLean – Executive Vice President, Chief Operating Officer, Treasurer and Secretary

Directors

Edward K. Aldag, Jr. – Chairman, President and Chief Executive Officer
G. Steven Dawson – Private Investor
Robert E. Holmes, PhD – Professor of Management, Former Dean and Wachovia Chair of Business Administration at the University of Alabama at Birmingham School of Business
Sherry A. Kellett – Former Corporate Controller, BB&T Corporation
William G. McKenzie – President and Chief Executive Officer of Gilliard Health Services, Inc.
R. Steven Hamner – Executive Vice President and Chief Financial Officer
L. Glenn Orr, Jr. – Chairman, Orr Holdings, LLC

Legal Counsel

Baker, Donelson, Bearman, Caldwell & Berkowitz, PC – Birmingham, AL
Goodwin Procter, LLP – Boston, MA

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP – Birmingham, AL

Annual Meeting

The Annual Meeting of Shareholders of Medical Properties Trust, Inc. is scheduled for May 23, 2013 at 10:30 am C.D.T. at The Summit Club, 1901 Sixth Avenue North, Suite 3100, Birmingham, AL 35203.

Certifications

Medical Properties Trust, Inc.'s Chief Executive Officer and Chief Financial Officer have filed their certifications required by the SEC regarding the quality of the company's public disclosure (these are included in the 2012 Annual Report on Form 10-K filed with the Securities and Exchange Commission). Further, the company's Chief Executive Officer has certified to the NYSE that he is not aware of any violation by Medical Properties Trust, Inc. of NYSE corporate governance listing standards, as required by Section 303A.12(a) of the NYSE listing standards.



Transfer Agent and Registrar
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
(800) 937-5449
www.amstock.com

Corporate Office
Medical Properties Trust, Inc.
1000 Urban Center Drive, Suite 501
Birmingham, AL 35242
(205) 969-3755 (205) 969-3756 fax
www.medicalpropertiestrust.com

MPW LISTED NYSE


MPT
Medical Properties Trust
Medical Properties Trust, Inc.
1000 Urban Center Drive, Suite 501
Birmingham, AL 35242
(205) 969-3755 NYSE: MPW
www.medicalpropertiestrust.com